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As filed with the Securities and Exchange Commission on March 31, 2003

Registration No. 333-96887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to Form S-2
REGISTRATION STATEMENT
Under the
Securities Act of 1933

VitalStream Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0429944 (I.R.S. employer identification number)

Philip N. Kaplan
Chief Operating Officer
VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
(949) 743-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)	Copies to: Bryan T. Allen, Esq. STOEL RIVES LLP 201 South Main Street, Suite 1100 Salt Lake City, Utah 84111 (801) 328-3131

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement as determined by market conditions.

        If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

VITALSTREAM HOLDINGS, INC.

3,848,867 shares of common stock

        This prospectus relates to the offering and sale of 3,848,867 shares of common stock, $.001 par value, of VitalStream Holdings, Inc. All of the offered shares are to be sold by persons who are existing security holders and identified in the section of this prospectus entitled "Selling Shareholders." Of the shares of common stock offered hereby, 1,998,867 shares are currently owned by the selling shareholders and 1,850,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock. In addition, pursuant to Rule 416 of the Securities Act of 1933, as amended, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.

        We will not receive any of the proceeds from the sale of the shares offered hereunder. In the United States, our shares of common stock are listed for trading under the symbol VSTH on the Nasdaq OTC Bulletin Board. On March 26, 2003, the closing sale price of our common shares, as reported by the Nasdaq OTC Bulletin Board, was $0.24 per share.

        Our principal office is located at One Jenner, Suite 100, Irvine, California 92618, and our telephone number is (949) 743-2000.

        Consider carefully the risk factors beginning on page 3 in this prospectus before investing in the offered shares being sold with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Dated March 26, 2003

ABOUT THIS PROSPECTUS	1
PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	11
SELLING SHAREHOLDERS	12
PLAN OF DISTRIBUTION	15
DESCRIPTION OF OUR CAPITAL STOCK	16
EXPERTS AND LEGAL MATTERS	19
RECENT DEVELOPMENTS	19
INFORMATION ABOUT OUR COMPANY	23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	42
ADDITIONAL INFORMATION DELIVERED WITH THIS PROSPECTUS	42
WHERE YOU CAN FIND MORE INFORMATION	42
INDEX TO FINANCIAL STATEMENTS	43

ABOUT THIS PROSPECTUS

        This prospectus provides you with a description of our company, certain risk factors associated with investment in our common shares, a description of the contemplated offering and certain financial information. In addition, you should read the additional information described under the heading "Incorporation of Certain Documents by Reference" on page 44 of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights some information from this prospectus. Because it is a summary, it necessarily does not contain all of the information necessary to your investment decision. To understand this offering fully, you should read carefully the entire prospectus.

Our Company

        VitalStream Holdings, Inc. (formerly known as Sensar Corporation) was incorporated in 1986 in the state of Nevada. Through our wholly-owned subsidiary VitalStream, Inc., we offer our customers a range of services including live webcasting, audio and video streaming, media hosting, network design, payment processing, encoding (via third-party resellers) and consulting services. Through our wholly-owned subsidiary VitalStream Broadcasting Corporation, we offer hosting and colocation services to the customers we acquired from Epoch Hosting and Epoch Networks. Our mix of products and services allows our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage, broadcasting, hosting and related functions to us and our partners. See Information About Our Company beginning on page 23.

The Offering

Securities offered by the selling shareholders	3,848,867 shares of common stock
Shares of our common stock as of the date hereof	28,055,658(1)
Shares of our common stock outstanding following this offering, if all shares are sold	29,905,658(2)
Use of Proceeds	All proceeds of the offering will be received by the selling shareholders.
Risk Factors	You should read the "Risk Factors," beginning on page 3, as well as other cautionary statements throughout this prospectus, before investing in any shares offered hereunder.

(1)
As of March 15, 2003. Excludes up to 11,242,301 shares of our common stock that may be issued to former shareholders of VitalStream, Inc. in the VitalStream merger if certain performance and other criteria are met prior to October 1, 2003, and up to approximately 2,987,313 shares of our common stock that may be issued to Epoch Hosting, Inc. if such criteria are met and shares of common stock issuable upon the conversion of $1.1 million in convertible promissory notes. Also excludes up to 5,068,572 shares of common stock authorized for issuance upon exercise of outstanding options granted pursuant to our stock option plans, 2,931,428 shares of our common stock reserved for the future grant of stock options under such plans, and 3,157,328 shares of common stock subject to outstanding warrants to purchase common stock (which 3,157,328 includes the 1,850,000 shares of common stock subject to outstanding warrants being registered in this offering).

(2)
Assumes exercise of all of the warrants held by the selling shareholders in exchange for 1,850,000 shares of common stock and immediate re-sale of all such shares.

Selling Shareholders

        All of the offered shares are to be sold by four existing security holders of VitalStream Holdings. The selling shareholders acquired their shares and warrants in a private placement of (i) 225,461 shares of Series B Preferred Stock of VitalStream, Inc. completed by VitalStream, Inc. in August 2000 which was subsequently converted into a minimum of 1,692,617 and a maximum of 3,137,570 shares of our common stock in the VitalStream merger, and (ii) 306,250 shares of common stock and warrants to purchase 1,850,000 shares of our common stock that we completed on April 23, 2002 as partial payment of fees associated with closing of the VitalStream merger. Of the between 1,692,617 and 3,137,570 shares issuable in the VitalStream merger to the former holders of the VitalStream, Inc. Series B Preferred Stock, only the 1,692,617 shares issued at closing may be offered and sold under this prospectus.

        Of the shares of our common stock offered hereby, 1,998,867 shares are currently owned by the selling shareholders, and 1,850,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

        In addition, pursuant to Rule 416 of the Securities Act, this Prospectus and the registration statement of which it is a part cover a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction. See Selling Shareholders beginning on page 12.

RISK FACTORS

        Before you invest in the shares of our common stock that may be offered pursuant to this prospectus, you should be aware that such investment involves the assumption of various risks. You should consider carefully the risk factors described below together with all of the other information included in this prospectus before you decide to purchase any shares of our common stock.

We have operated at a net loss throughout our limited operating history and may continue to operate at a net loss.

        VitalStream, Inc. was founded in March 2000 and, accordingly, our current business has a limited operating history upon which an evaluation of our prospects and us can be based. VitalStream, Inc. has experienced net losses in each quarter since inception, with net losses of $5.94 million from inception until December 31, 2002. In addition, Epoch Hosting, Inc. and Epoch Networks, Inc. generated net losses on their hosting and colocation business prior to selling related assets to us. Although we have projected that we will begin generating positive cash flow from operations during early 2003, such projections are based on the assumption that our revenue will continue to grow at the same rate it has grown over the last several months, that we will retain substantially all customers acquired from Epoch Hosting and Epoch Networks and that we will incur no unanticipated or extraordinary expenses. Competition for new customers in our business is intense, and our revenue may not continue to grow at its current rate, or at all. In addition, we may incur extraordinary expenses in connection with additional acquisition transactions, expansion of our facilities or other events for which we have not budgeted. If our revenue does not continue to grow at its current rate, we are unable to retain substantially all of the Epoch Hosting and Epoch Networks customers or if we incur significant unanticipated or extraordinary expenses, we may not achieve positive cash flow when projected, or at all.

        In addition, because of non-cash expenses such as depreciation and amortization, even if we reach positive cash flow, we will not have reached financial statement profitability. Achieving financial statement profitability would require additional growth in our revenues in such an amount that the additional gross profit from those additional revenues would be sufficient to cover the non-cash expenses. We can provide no assurance that we will ever become profitable.

Our target market is new and may not grow at a pace that permits us to continue to grow.

        The market for Internet broadcasting services is new and rapidly evolving. We cannot be certain that a viable market for our services will emerge or be sustainable. Factors that may inhibit the development of a viable market for Internet broadcasting services include:

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  Content providers may be unwilling to broadcast over the Internet because of issues such as protecting copyrights, royalty payments to artists and publishers, illegal copying and distribution of data, and other intellectual property right issues.

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  Consumers may decide not to acquire broadband connectivity to the Internet at anticipated rates because of, among other factors, poor reception of electronic broadcasts or the creation or expansion of competing technologies that provide a similar service at lower cost.

If the market for Internet broadcasting services does not develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

We have a acquired certain assets and customers associated with the hosting and colocation business of Epoch in exchange for cash and the issuance of VitalStream Holdings common stock. Such acquisition involves, among other risks, the following risks:

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  Dilution: Under an Amended and Restated Purchase Agreement dated January 15, 2003 with Epoch Hosting, Inc. and Epoch Holdings, Inc., we have issued to Epoch Hosting 3,498,419 shares of common stock, which number is subject to adjustment to avoid dilution from shares of common stock of VitalStream Holdings that may be issued to former VitalStream, Inc. shareholders under the contingent share provisions of the merger agreement related to our merger with VitalStream, Inc. If the VitalStream, Inc. shareholders receive all shares issuable under the contingent share provisions of the VitalStream, Inc. merger agreement (and assuming that 30% of the revenues used to reach certain earnout targets are from Epoch customers), the number of shares issuable to Epoch under the Amended and Restated Asset Purchase Agreement would increase by 2,987,313 shares to a total of 6,485,732 shares of VitalStream Holdings common stock.

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  Known and Unknown Liabilities: Although we have agreed to assume only specified liabilities of Epoch, as a result of our acquiring substantially all of the assets related to the hosting and colocation businesses of Epoch, we may be compelled (under equitable doctrines or for other reasons) to assume various unknown liabilities of Epoch or liabilities that we did not expressly agree to assume, including various tax, environmental, and retirement plan liabilities.

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  Retention of Customers: The primary "asset" we acquired from Epoch is the recurring revenue from its existing hosting and colocation customers. Many of the customer agreements we are assuming are terminable by the customer with little advanced notice. Numerous customers may terminate their use of our services in connection with the Epoch acquisition. If such customers do terminate, we may have little or no recourse against such customers or Epoch.

We may be unable to manage significant growth.

        In order to successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through sales, through business acquisitions or a combination thereof. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, and will almost certainly require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. Moreover, significant growth would require an increase in the number of our personnel, particularly sales and marketing, customer service and technical personnel. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. Further, if successful in attracting new customers, we will outgrow our present facilities, placing additional strains on our management in trying to locate and to manage multiple locations.

There are numerous risks associated with consummation of the Dolphin financing;

        Pursuant to an Amendment and Restated Note Purchase Agreement dated January 15, 2003, we issued to Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. $1.1 million in Convertible Promissory Notes and related warrants, signed an investor rights agreement and a registration agreement and agreed to take certain other actions in exchange for $1.1 million in cash. The consummation of such transaction involves, among other risks, the following risks:

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  Dilution: The Convertible Promissory Notes are convertible into 13.2% of the outstanding shares of common stock of VitalStream Holdings on the closing date of the Epoch acquisition following the consummation of the Epoch acquisition, subject to adjustment to avoid dilution from shares of common stock of VitalStream Holdings that may be issued to former VitalStream, Inc. shareholders under the contingent share provisions of the merger agreement with

    VitalStream, Inc. and that may be issued to Epoch Hosting pursuant to the Amended and Restated Asset Purchase Agreement with Epoch. The warrants issued to the Dolphin entities permit the holder to purchase up to an aggregate of 2.38% of the outstanding common stock of VitalStream Holdings as of immediately after the close of the Epoch acquisition, subject to adjustment on the same terms as the Convertible Promissory Note, at an exercise price of $.34 per share during a three-year term. As of the date issued, the Convertible Promissory Notes were convertible into 4,256,141 shares of VitalStream Holdings common stock and the related warrants were exercisable for 766,105 shares of VitalStream Holdings common stock. If the VitalStream, Inc. shareholders receive all shares issuable under the contingent share provisions of the VitalStream merger agreement (and assuming that 30% of the revenues used to reach certain earnout targets are from Epoch customers), the number of shares issuable to the holders of the Convertible Promissory Notes would increase by 2,398,144 shares to a total of 6,654,285 shares of VitalStream Holdings common stock, and the number of shares subject to the related warrants would increase by 431,666 shares to a total of 1,197,771 shares of VitalStream Holdings common stock.

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  Restrictive Covenants: The Amended and Restated Note Purchase Agreement contains various restrictive covenants limiting the ability of VitalStream Holdings to engage in significant financing, acquisition, disposition, and other transactions without the consent of the holders of the Convertible Promissory Notes. Such restrictive covenants may limit our ability to expand in accordance with our business plans and may be used by the holders of the Convertible Promissory Notes to obtain special concessions from VitalStream Holdings.

We may be unable to obtain capital necessary to continue operations and fuel growth.

        Our business plan contemplates continued expansion of our operations in the foreseeable future. If we are to grow as contemplated, of which there can be no assurance, we will need to seek additional funding from the capital markets. We expect to fund our future capital requirements, if any, through existing resources, sales of our services and debt or equity financings.

        We may not be successful in raising sufficient debt or equity capital on terms that we consider acceptable, or at all. Failure to generate sufficient funds may require us to delay or abandon some of our future expansion or planned expenditures or to discontinue some of our operations, which would have a material adverse effect on our growth and our ability to compete in the electronic broadcasting industry.

We may be unable to compete successfully against existing or future competitors of our streaming business.

        Our current and future competitors in Internet broadcasting may include other digital content delivery providers, Internet broadcast network specialty providers and alternative access providers such as various cable television companies, direct broadcast satellite, DSL, wireless communications providers and other established media companies. Many of these competitors have greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may be able to:

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  deploy new media-related products and services more quickly;

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  develop and expand their communications and network infrastructures more quickly;

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  adapt more swiftly to new or emerging technologies and changes in customer requirements;

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  take advantage of acquisition and other opportunities more readily; and

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  devote greater resources to the marketing and sales of their products.

In addition, various organizations, including certain of those identified above, have entered into or are forming joint ventures or consortiums to provide services similar to our services.

We may be unable to compete successfully against existing or future competitors of our hosting and colocation businesses.

        Our current and future competitors in hosting and colocation may include other Internet hosting, colocation and access businesses, including such major providers as Cable & Wireless and Qwest, and essentially any other participant in the Internet industry. Many of these competitors have greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may be able to:

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  offer less expensive hosting, colocation and related services as a result of a lower cost structure or otherwise;

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  adapt more swiftly to new or emerging technologies and changes in customer requirements;

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  offer bundles of related services that we are unable to offer;

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  take advantage of acquisition and other opportunities more readily; and

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  devote greater resources to the marketing and sales of their services.

In addition, various organizations, including certain of those identified above, have entered into or are forming joint ventures or consortiums to provide services similar to our services.

Our services are subject to system failure and security risks.

        Our operations are dependent upon our ability to protect our network infrastructure against damage from natural disasters, such as fire, earthquakes and floods, as well as power loss, telecommunications failures and similar events. Most of our network and computer equipment, including components critical to our operations, are currently concentrated in three locations in California, which in the recent past has experienced threatened power shortages. The remainder of our equipment is in two, third-party data centers, one located in Ashburn, Virginia, and the other in Chicago, Illinois. The occurrence of a natural disaster or other unanticipated system or power failures could cause interruptions in the services we provide. Although we provide backup power solutions, power failures or the lack of expansion power within our location could cause interruptions in our service. Additionally, failure of one or several of our telecommunications providers to provide the data communications capacity we require as a result of natural disasters, operational disruptions or for any other reason could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

        Our networks are also subject to factors that could cause interruptions in service or reduced capacity for our customers. Despite the implementation of security measures, the core of our network infrastructure is vulnerable to unauthorized access, computer viruses, equipment failure and other disruptive problems, including the following:

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  We and our users may experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others or as a result of disruptions in the services, particularly bandwidth, from our providers.

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  Unauthorized access may jeopardize the security of confidential information stored in our computer systems and our customers' computer systems, which may result in liability to our customers and also may deter potential customers.

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  We may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information.

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  There may be a systemic failure of Internet communications, leading to claims associated with the general unavailability of the Internet.

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  Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers.

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  Failure of our equipment or that of our bandwidth and other provides may disrupt service to our customers, which could materially impact our operations and relationships with our customers.

The occurrence of any unauthorized access, computer virus, equipment failure or other disruptive problem could have a material adverse affect on our business, financial condition and results of operations.

We are dependent upon key personnel who may leave at any time.

        We are highly dependent upon the efforts of our senior management team, the loss of any of whom could impede our growth and ability to execute our business strategy. Although our principal managers have significant equity interests in the company, none are party to employment agreements with the company that are not terminable at will. In addition, we believe that our future success will depend in large part on our ability to attract and retain qualified technical and marketing personnel for whom there is intense competition in the areas of our activities. The loss of the services of key personnel or the failure to attract or retain additional personnel as required could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to keep up with evolving industry standards and changing user needs.

        The market for Internet media-related services is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. Our success will depend in part on our ability to identify, obtain authorized access to and use third party-provided technologies effectively, to continue to develop our technical capabilities, to enhance our existing services and to develop new services to meet changing user needs in a timely and cost-effective manner. In addition, new industry standards have the potential to replace or provide lower-cost alternatives to our services. The adoption of such new industry standards could render our existing services obsolete and unmarketable or require reduction in the fees charged. Any failure on our part to identify, adopt and use new technologies effectively, to develop our technical capabilities, to develop new services or to enhance existing services in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to grow if methods of high-speed Internet access are not widely deployed.

        Our business is greatly enhanced by (and generally assumes adoption of) fundamental changes in the method of Internet access delivery to consumers. Currently, consumers access the Internet primarily via computers connected to public telephone networks through dial-up access or leased lines. A number of alternative methods for users to obtain high-speed access to the Internet, including cable modems, DSL, satellites and other terrestrial and wireless telecommunications technologies, collectively "Broadband Internet Access," currently provided by third party suppliers are in use or are under development. We believe that these technologies need to be deployed to consumers on a large scale before the delivery of media entertainment over the Internet will be truly viable. The failure of Broadband Internet Access to gain rapid acceptance could have a material adverse effect on our ability to execute our business plan and consequently on our business, financial condition and results of operations. Recent financial difficulties and outright bankruptcies experienced by several high profile wholesale and consumer providers of broadband connectivity may negatively impact the growth rate and availability of Broadband Internet Access.

We are dependent upon third-party suppliers and may be unable to find alternative suppliers.

        We rely on other companies to supply key components of our network infrastructure, including telecommunications services and networking equipment, which are available only from limited sources. Additionally, we rely on third-party development of technology to provide media-related functionality, such as streaming media formats and payment processing. We do not have long-term agreements governing the supply of many of these services or technologies. There can be no assurance that we can continue to obtain such services or licenses for such technologies at a commercially reasonable cost.

        We are also dependent upon regional bell operating companies, and certain other local exchange carriers, Competitive Local Exchange Carriers, and other access providers to provide telecommunications services to our customers and to us. Certain of these telecommunications companies compete with us. Additionally, many of the access providers have experienced financial problems, and some have even gone into bankruptcy. We have, from time to time, experienced delays and interruptions in receiving telecommunications services, and there can be no assurance that we will be able to obtain such services on the scale and within the time frames we require at a commercially reasonable cost, if at all. Some of our suppliers, including the region bell operating companies and certain other local exchange carriers, are currently subject to tariff controls and other price constraints, which in the future could be changed. Such regulatory changes could result in increased prices of services and products to us.

Increases in government regulation may have an adverse affect on our business.

        The services provided by telecommunications carriers are governed by regulatory policies establishing charges and terms for wireline communications. We are not a telecommunications carrier but we do provide Internet broadcasting services, in part, through data transmissions over private and public telephone lines provided by telecommunications carriers. Operators of value-added networks that utilize regulated transmission facilities only as part of a data services package currently are excluded from regulations that apply to "telecommunications carriers" and, as such, we are not currently subject to direct regulation by the Federal Communications Commission (the "FCC"). The FCC has to date treated companies providing services similar to those provided by us as "enhanced service providers," exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. If the FCC were to require Internet service providers like us to pay access charges or to contribute to the universal service fund when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service, the resultant increase in cost could have a material adverse effect on our operations and our financial condition.

        Additionally, electronic commerce on the Internet has been generally exempted from taxation at the federal and state levels since 1995. This exemption is occasionally under examination by the United States Congress, where there can be no assurance that it will continue. If the United States Congress or states enact new taxes on electronic commerce, it could have a material adverse effect on our business, financial condition and results of operations.

Trading in our common stock is thin, and there is a limit to the liquidity of our common stock.

        Our common stock is quoted on the Nasdaq OTC Bulletin Board. The volume of trading in our common stock is limited and likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more shareholders. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of shares of our common stock or to obtain a fair price for our common stock in the market.

Our stock price is volatile and subject to manipulation.

        The market price of our common stock, like that of the securities of other early stage companies, may be highly volatile. Our stock price may change dramatically as the result of various factors, including the following:

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  Manipulation of our stock price by existing or future shareholders;

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  Announcements by us or competitors concerning technological innovations, new products or procedures developed by us or our competitors,

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  The adoption or amendment of governmental regulations and similar developments in the United States and abroad that may affect our products, financial markets in which our stock trades specifically or financial markets generally,

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  Disputes relating to patents or proprietary rights,

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  Publicity regarding actual or potential results relating to product candidates under development by us or a competitor,

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  Delays in product development,

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  Slow acceptance of our products in new or existing markets, and

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  Economic and other external market factors, such as a general decline in market prices due to poor economic indication or investor distrust.

Our ability to issue preferred stock may significantly dilute ownership and voting power and negatively affect the price of our common stock.

        Under our Articles of Incorporation, as amended, we are authorized to issue up to 10,000,000 shares of preferred stock. Our Board of Directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without shareholder approval. This issuance of such preferred stock would dilute the ownership and voting power of the holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without shareholder approval may also be used by management to stop or delay a change of control.

We may issue an additional 11.2 million shares of common stock to the former shareholders of VitalStream, Inc., which could cause significant dilution of our common stock.

        Under the terms of our merger agreement with VitalStream, Inc., we agreed to issue up to approximately 13 million additional shares of our common stock to the former shareholders of VitalStream, Inc. (of which approximately 1.8 million have already been issued) if certain financial performance and other thresholds are met. See Information About Our Company—Business of VitalStream Holdings / VitalStream—Exchange of VitalStream Shares for VitalStream Holdings Shares for a description of the specific financial performance and other thresholds. The issuance of the additional approximately 11.2 million remaining shares of our common stock would dilute the ownership and voting power of the holders of our common stock and may have a negative effect on the market price of our common stock.

We have limited tangible net assets, and our shareholders will receive very little, if any, in exchange for their shares if our company is liquidated for any reason.

        Our audited net tangible book value at December 31, 2002 was $(267,558), or approximately $(0.01) per each of the 24,488,933 shares of our common stock then outstanding, and the tangible assets acquired from Epoch Hosting and Epoch Networks have a tangible book value of approximately $100,000. If our company were to cease operations and be liquidated for any reason, the re-sale value of our intellectual property, and other intangible assets and tangible assets would be minimal. If our company ever ceases operations and is liquidated for any reason, holders of our common stock could expect to receive an insubstantial amount of consideration, if any, in exchange for their shares.

We have not declared any dividends with respect to our common stock.

        We have not declared any dividends on our common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future. In addition, pursuant to the terms of the Amended and Restated Note and Warrant Purchase Agreement dated January 15, 2003, VitalStream Holdings is prohibited from paying any dividends until the $1.1 million in Convertible Notes it issued is paid in full.

Our common stock may be a "penny stock" and subject to certain regulatory action that limits or restricts the market for such stock.

        Shares of our common stock may be deemed to be "penny stock," resulting in increased risks to our investors and certain requirements being imposed on some brokers who execute transactions in our common stock. In general, a penny stock is an equity security that

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  Is priced under five dollars;

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  Is not traded on a national stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;

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  Is issued by a company that has less than $5 million dollars in net tangible assets (if it has been in continuous operation for less than three years) or has less than $2 million dollars in net tangible assets (if it has been in continuous operation for at least three years); and

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  Is issued by a company that has average revenues of less than $6 million for the past three years.

        Our common stock has a trading price below five dollars; our common stock is not trading on an exchange or NASDAQ; we have average historical revenues of less than $6 million; depending upon how governing rules are interpreted, we probably have not been in continuous operation for more than three years; and we have less than $5 million dollars in net tangible assets. Accordingly, we believe that our common stock is likely a "penny stock." At any time our common stock qualifies as a penny stock, the following requirements, among others, will generally apply:

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  Certain broker-dealers who recommend our common stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

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  Prior to executing any transaction involving our common stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer's duties to the customer, a toll-free telephone number for inquiries about the broker-dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale.

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  In connection with the execution of any transaction involving our common stock, certain broker dealers must deliver to certain purchasers the following:

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  Bid and offer price quotes and volume information;

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  The broker-dealer's compensation for the trade;

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  The compensation received by certain salespersons for the trade;

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  Monthly account statements; and

  •
  A written statement of the customer's financial situation and investment goals.

        These requirements significantly add to the burden of the broker-dealer and limit the market for penny stocks. These regulatory burdens may severely affect the liquidity and market price for our common stock.

We may be subject to certain provisions of the California corporate code at various times.

        Because we are a Nevada corporation, the rights of our stockholders are generally governed by the Nevada Private Corporations Law. However, under Section 2115(a) of the California Corporations Code, we may become subject to various sections of the California Corporations Code during any year if, on January 1 of the prior year, more than one-half of our outstanding voting securities are held by California residents and our principal business operations are located in California. We believe that, as of January 1, 2003, California residents held more than one-half of our outstanding voting securities, and our principal business operations are located in California. Accordingly, beginning in January 2004 and thereafter as long as we satisfy the applicable conditions, the rights of VitalStream Holdings shareholders will be altered by the effect of Section 2115(a) of the California Corporations Code. Although such provisions are designed to enhance the rights of shareholders, they may benefit some shareholders at the expense of others, limit management's ability to operate the Company and, in instances where Nevada and applicable California corporate law conflict, cause confusion about what laws govern the actions of VitalStream Holdings.

FORWARD-LOOKING STATEMENTS

        This prospectus contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate", "project", "likely", "believe", "intend", "expect", or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted in the previous section and other cautionary statements throughout this prospectus and our filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended.

        Among the key factors that may have a direct bearing on our operating results are risks and uncertainties described under "Risk Factors" above, including those attributable to the absence of profits, uncertainties regarding the future demand for our products and services, the competitive advantages of companies that compete, or may compete, in our market, and uncertainties regarding our ability to obtain capital sufficient to continue our operations and pursue our proposed business strategy.

USE OF PROCEEDS

        All proceeds from any sale of offered shares, less commissions and other customary fees and expenses, will be paid directly to the selling shareholders selling the offered shares. We will not receive any proceeds from the sale of any of the offered shares.

SELLING SHAREHOLDERS

        All of the offered shares are to be sold by four existing security holders of VitalStream Holdings. The selling shareholders acquired their shares and warrants in a private placement of (i) 225,461 shares of Series B Preferred Stock of VitalStream, Inc. completed by VitalStream, Inc. in August 2000 which was subsequently converted into a minimum of 1,692,617 and a maximum of 3,137,570 shares of our common stock in the VitalStream merger, and (ii) 306,250 shares of common stock and warrants to purchase 1,850,000 shares of our common stock that we completed on April 23, 2002 as partial payment of finder's fees associated with closing of the VitalStream merger. Of the between 1,692,617 and 3,137,570 shares issuable in the VitalStream merger to the former holders of the VitalStream Inc. Series B Preferred Stock, only the 1,692,617 shares issued at closing may be offered and sold under this prospectus.

        Of the shares of common stock offered hereby, 1,998,867 shares are currently owned by the selling shareholders and 1,850,000 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

        For purposes of this prospectus, we have assumed that the number of shares issuable upon exercise of each of the warrants is the number stated on the face thereof. The number of shares issuable upon exercise of the warrants, and available for resale hereunder, is subject to adjustment and could materially differ from the estimated amount depending on the occurrence of a stock split, stock dividend, or similar transaction resulting in an adjustment in the number of shares subject to the warrants.

Beneficial Ownership of Selling Shareholders

        The table below sets forth, as of March 15, 2003:

  •
  the name of each selling shareholder,

  •
  certain beneficial ownership information with respect to the selling shareholders,

  •
  the number of shares that may be sold from time to time by each selling shareholder pursuant to this prospectus, and

  •
  the amount (and, if one percent or more, the percentage) of shares of common stock to be owned by each selling shareholder if all offered shares are sold.

        Beneficial ownership is determined in accordance with SEC rules and generally indicates that a person holds voting or investment power with respect to securities. Shares of common stock that are issuable upon the exercise of outstanding options, warrants or other purchase rights, to the extent exercisable within 60 days of March 15, 2003, are treated as outstanding for purposes of computing each selling shareholder's percentage ownership of outstanding shares of common stock.

	Beneficial Ownership Prior to Offering				Beneficial Ownership upon Completion of the Offering(1)
Beneficial Owner	Number of Shares		Percent(2)	Number of Shares Being Offered	Number of Shares	Percent(2)
Liberty Wanger Asset Management L.P.	2,358,306	(3)	8.4%	1,692,617	665,689	2.4%
Joe Kowal	1,306,250	(4)	4.5%	1,306,250	0	—
Gary Madrid	637,500	(5)	2.2%	637,500	0	—
Brookstreet Securities Corporation	212,500	(6)	0.8%	212,500	0	—
All Selling Shareholders as a Group	4,514,556	(7)	15.1%	3,848,867	665,689	2.4%

(1)
Assuming the sale by each selling shareholder of all of the shares offered hereunder by such selling shareholder. There can be no assurance that any of the shares offered hereby will be sold.

(2)
The percentages set forth above have been computed assuming the number of shares of common stock outstanding equals the sum of (a) 28,055,658, which is the number of shares of common stock actually outstanding on March 15, 2003, and (b) shares of common stock subject to warrants, options and similar securities exercisable to purchase common stock within 60 days of March 15, 2003 by the selling shareholder with respect to which such percentage is calculated.

(3)
Includes 1,642,654 shares of common stock owned by Acorn Investment Trust and 715,652 shares of common stock owned by WestCoast & Co., both of which are managed by John Park at Liberty Wanger Asset Management L.P. Also, included are an additional 121,331 shares of common stock which were issued to the Acorn Investment Trust and 74,065 shares of common stock which were issued to Westcoast & Co., both on December 19, 2002, in conjunction with the VitalStream merger. Does not include up to an additional 1,087,169 shares of common stock that may be received by Acorn Investment Trust and an additional 473,645 shares of common stock that may be received by WestCoast & Co., if certain performance and other criteria are satisfied prior to October 1, 2003 with respect to the VitalStream merger.

(4)
Includes 1,000,000 shares of common stock issuable by us upon the exercise of warrants held by Joe Kowal.

(5)
Represents 637,500 shares of common stock issuable by us upon the exercise of warrants held by Gary Madrid.

(6)
Represents 212,500 shares of common stock issuable by us upon the exercise of warrants held by Brookstreet Securities Corporation, whose investment decisions are made by Stanley Brooks, President of Brookstreet Securities Corporation.

(7)
Includes 1,850,000 shares of common stock issuable by us upon the exercise of warrants held by the selling shareholders.

        We believe that the selling shareholders who are individuals have sole voting and investment power with respect to all shares shown as beneficially owned by them. We believe that voting and investment power with respect to shares shown as beneficially owned by selling shareholders who are entities resides with the individuals identified in the preceding table. There can be no assurance that any of the shares offered hereby will be sold.

Private Placement of Shares and Warrants

Liberty Wanger Asset Management L.P.

        Acorn Investment Trust and WestCoast & Co., which are managed by Liberty Wanger Asset Management L.P., acquired an aggregate of 225,461 shares of Series B Preferred Stock of VitalStream, Inc. pursuant to a securities purchase agreement with VitalStream, Inc. dated August 2000 in a private placement that was exempt from the registration and qualification requirements of governing securities laws. Each share of VitalStream, Inc. Series B Preferred Stock was initially convertible into 10 shares of VitalStream, Inc. common stock; however, such conversion ratio was increased to approximately 10.32 per share pursuant to antidilution provisions as a result of a subsequent private placement by VitalStream, Inc..

        The 225,461 shares of Series B Preferred Stock held by the selling shareholders were converted into approximately 2,328,439 shares of VitalStream, Inc. common stock prior to the closing of the VitalStream merger. In the merger, such 2,328,439 shares of VitalStream, Inc. common stock were exchanged for the right to receive 1,692,617 shares of our common stock at the closing of the merger, 195,396 shares of our common stock issued on December 19, 2002 in conjunction with the merger and, if certain performance and other criteria are satisfied, up to an additional 1,249,557 shares of our common stock to be distributed sometime during the next 8 months. See Recent Developments—Certain Terms of the VitalStream Merger Agreement.

        The shares that may be offered pursuant to this prospectus include the 1,692,617 shares of our common stock issued to Acorn Investment Trust and WestCoast & Co. in the VitalStream merger in connection with their shares of VitalStream, Inc. Series B Preferred Stock but does not include any of either the 195,396 shares of our common stock issued on December 19, 2002 or the up to an additional 1,249,557 shares of our common stock that such entities may receive if certain performance and other criteria are satisfied prior to October 1, 2003.

Joe Kowal

        Mr. Kowal acquired 306,250 shares of our common stock and a warrant to purchase 1,000,000 shares of our common stock on April 23, 2002 in exchange for services provided to VitalStream Holdings, Inc. in connection with the VitalStream merger and to be provided under a consulting agreement entered into in connection with the VitalStream merger. Such securities were offered and sold in a private placement that was exempt from the registration and qualification requirements of governing securities laws. The 306,250 shares of common stock are subject to a contractual restriction prohibiting re-sale thereof prior to March 15, 2003. The warrants have an exercise price of $.40 per share and expire on October 23, 2003. The warrants include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder is adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction. The warrants terminate (following 30 days notice and an opportunity to exercise) upon the occurrence of a change of control transaction. The shares that may be offered pursuant to this prospectus include the 306,250 shares of common stock described above and the shares of common stock issuable upon the exercise of the warrants.

BrookStreet Securities Corporation

        BrookStreet Securities Corporation acquired a warrant to purchase 212,500 shares of our common stock on April 23, 2002 in exchange for services provided to VitalStream, Inc. in the VitalStream merger and to be provided under a consulting agreement entered into in connection with the VitalStream merger. Such securities were offered and sold in a private placement that was exempt from the registration and qualification requirements of governing securities laws. All of such warrants have an exercise price of $.50 per share and expire on October 23, 2003. The warrants include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder is adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction. The warrants terminate (following 20 days notice and an opportunity to exercise) upon the occurrence of a change of control transaction. The shares that may be offered pursuant to this prospectus include the shares of common stock issuable upon the exercise of the warrants.

Gary Madrid

        Mr. Madrid acquired a warrant to purchase 637,500 shares of our common stock on April 23, 2002 in exchange for services provided to VitalStream, Inc. in the VitalStream merger and to be provided under a consulting agreement entered into in connection with the VitalStream merger. Such securities were offered and sold in a private placement that was exempt from the registration and qualification requirements of governing securities laws. All of such warrants have an exercise price of $.50 per share and expire on October 23, 2003. The warrants include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder is adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction. The warrants terminate (following 20 days notice and an opportunity to exercise) upon the occurrence of a change of control transaction. The shares that may be offered pursuant to this prospectus include the shares of common stock issuable upon the exercise of the warrants.

PLAN OF DISTRIBUTION

        The shares offered by this prospectus may be sold from time to time by the selling shareholders, who consist of the persons named as "selling shareholders" above and those persons' pledgees, donees, transferees or other successors in interest. The selling shareholders may sell the offered shares on the Nasdaq OTC Bulletin Board, or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

  •
  a block trade in which a broker or dealer so engaged will attempt to sell the offered shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

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  ordinary brokerage transactions and transactions in which a broker solicits purchasers;

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  an exchange distribution in accordance with the rules of such exchange;

  •
  privately negotiated transactions;

  •
  if such a sale qualifies, in accordance with Rule 144 promulgated under the Securities Act rather than pursuant to this prospectus; or

  •
  any other method permitted pursuant to applicable law.

        In making sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from such selling shareholders in amounts to be negotiated prior to the sale. Such selling shareholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. If a selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to the Securities Act of 1933, setting forth:

  •
  the name of each of the participating broker-dealers,

  •
  the number of shares involved,

  •
  the price at which the offered shares are to be sold,

  •
  the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

  •
  a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  •
  any other facts material to the transaction.

        We are paying the expenses incurred in connection with preparing and filing this prospectus and the registration statement to which it relates, other than selling commissions. To the extent, if any, that a selling shareholder may be considered an "underwriter" within the meaning of the Securities Act, the sale of the shares by it shall be covered by this prospectus.

        We have not retained any underwriter, broker or dealer to facilitate the offer or sale of the offered shares offered hereby. We will pay no underwriting commissions or discounts in connection therewith, and we will not receive any proceeds from the sale of the offered shares.

        In order to comply with the securities laws of certain states, if applicable, the offered securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the offered shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

DESCRIPTION OF OUR CAPITAL STOCK

General

        Our authorized capital stock consists of 290,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

        The rights of our stockholders are governed by our charter documents and the Nevada Private Corporations Law, NRS Section 78 et seq. However, as of January 1, 2003, California residents held of record more than one-half of our outstanding voting securities, and our principal business operations were located in California. As a result, beginning on January 1, 2004, we expect to be a "quasi-California" corporation within the meaning of Section 2115(a) of the California Corporations Code, and to have many provisions of the California Corporations Code apply to VitalStream Holdings and its stockholders. VitalStream Holdings will cease to be subject to the provisions of Section 2115 during the second year following such future time as its shares become listed on certain designated national securities exchanges, at such time as either fewer than one-half of its outstanding equity securities are held of record by persons who are not residents of the State of California or the majority of its business operations are located outside of the State of California. VitalStream Holdings is unable to predict when or if any of these events will occur in the future.

Our Common Stock

        As of March 15, 2003, 28,055,658 shares of VitalStream Holdings common stock were outstanding, held of record by approximately 400 stockholders and beneficially owned by an estimated 10,000 stockholders. As of March 15, 2003, no shares of preferred stock were outstanding.

        Holders of our common stock are entitled to receive any dividends properly declared by our board. Holders of our common stock are entitled to one vote per share on all matters on which the holders of our common stock are entitled to vote. Holders of our common stock do not have any cumulative voting rights. However, at any time VitalStream Holdings is deemed to be a "quasi-California" corporation pursuant to California Corporations Code Section 2115(a), Section 2115(b) of the California Corporations Code will give VitalStream Holdings stockholders the right to cumulatively vote their shares for the election of directors if one stockholder has given notice at the meeting prior to voting of the stockholder's intent to cumulate the stockholder's vote.

        Our board of directors is classified into three classes, and one class is elected at each annual meeting of shareholders to serve for three years or until their successors are elected. The terms of Messrs. Salvatore Tirabassi and Charles Lyons will expire in 2005; the term of Mr. Paul Summers will expire in 2004; and the terms of Messrs. Philip N. Kaplan and Leonard Wanger will expire in 2003, each as of the date of the annual meeting in such year. Because our board of directors is classified, in general, shareholders will have the opportunity to replace only one or two of our directors at each annual meeting.

        Holders of our common stock have no preemptive, conversion, redemption or sinking fund rights. If we are liquidated, dissolved or wound up, holders of our common stock are entitled to share equally and ratably in the remaining assets of VitalStream Holdings after

  •
  the payment of all our liabilities; and

  •
  the liquidation preference of any outstanding class or series of our preferred stock.

        The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of our common stock are subject to any series of our preferred stock that we may issue in the future, as described below.

Our Preferred Stock

        Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of preferred stock, including, without limitation, the following, without any further vote or action by our stockholders:

  •
  the distinctive designation of, and the number of shares of preferred stock that shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the board of directors;

  •
  the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relation, if any, of such dividends to the dividends payable on any other class or classes of our stock, or on any series of preferred stock or of any other class or classes of our stock, and whether such dividends shall be cumulative or non-cumulative;

  •
  the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of our stock, or of any series of preferred stock or of any other class or classes of our stock, and the terms and conditions of such conversion of exchange;

  •
  whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of the common stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

  •
  the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of VitalStream Holdings;

  •
  the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

  •
  the voting power, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of preferred stock as a class, upon such matters, under such circumstances and upon such conditions as the board of directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of preferred stock or together with all series of preferred stock as a class, to elect one or more directors of VitalStream Holdings in the event there shall have been a default in the payment of dividends on any one or more series of preferred stock or under such other circumstances and upon such condition as the board may determine.

        The issuance of preferred stock by our board could adversely affect the rights of holders of our common stock. The potential issuance of our preferred stock may:

  •
  have the effect of delaying or preventing a change in control of VitalStream Holdings;

  •
  discourage bids for our common stock at a premium over the market price of our common stock; and

  •
  adversely affect the market price of, and the voting, dividend, liquidation and other rights of the holders of our common stock.

Change of Control Provisions

        We are subject to the Nevada Corporate Code, which includes a section entitled "Combinations with Interested Stockholders" that governs business combinations between corporations and interested stockholders. This section generally provides that if a person or entity acquires 10% or more of the outstanding voting stock of a Nevada corporation, the Nevada corporation and the person or entity, or any affiliated entity of the person or entity, may not engage in specified business combination transactions for three years following the date the person became a 10% or greater stockholder. Business combination transactions for this purpose include:

  •
  a merger or plan of share exchange;

  •
  any sale, lease mortgage or other disposition of assets of the corporation having a market value equal to the market value of 5% of the assets of the corporation, 5% of the outstanding shares of the corporation or 10% of the earning power of the corporation;

  •
  specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% of the aggregate market value of all outstanding shares of capital stock of the corporation to the 10% or greater stockholder or an affiliate; and

  •
  certain other transactions which have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the 10% or greater stockholder.

        These restrictions do not apply if the board of directors approves the business combination or the transaction that resulted in the stockholder becoming a 10% or greater stockholder before the stockholder acquires 10% or more of the corporation's voting stock. There are also certain exceptions to these restrictions that apply if specified criteria suggesting the fairness of a combination are satisfied.

        The "Combinations with Interested Stockholders" sections of the Nevada Corporate Code also contain limitations on transactions entered into with the 10% or greater stockholder after the expiration of the three-year period following the date the person became a 10% or greater stockholder.

        The Nevada Corporate Code also includes a section entitled "Acquisition of Controlling Interest" that, if, applicable, would limit the voting rights of certain persons beneficially owning 20% or more of our outstanding common stock. As permitted by such section, we have approved a bylaw provision providing that such section does not apply to our common stock.

EXPERTS AND LEGAL MATTERS

        The consolidated financial statements of VitalStream Holdings, Inc. (formerly known as Sensar Corporation) for the period ended December 31, 2002 included in this prospectus and incorporated by reference from our Annual Report on Form 10-K for the period ended December 31, 2002 have been audited by Rose, Snyder & Jacobs, independent auditors, as stated in their report, which is included herein, and have been so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of the acquired portions of the hosting business and colocation business of Epoch Networks, Inc. and Epoch Hosting, Inc. included in the prospectus and incorporated in this prospectus by reference from Amendment No. 1 to Current Report on Form 8-K dated January 16, 2003 and attached hereto have been audited by Rose, Snyder & Jacobs, independent auditors, as stated in their report, which is included herein and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Certain legal matters related to the shares being offered hereby are being passed upon for us by Stoel Rives LLP, Salt Lake City, Utah.

RECENT DEVELOPMENTS

The VitalStream, Inc. Merger

        On December 13, 2001, VitalStream Holdings signed a letter of intent with VitalStream, Inc. regarding the merger of VitalStream, Inc. with a wholly-owned subsidiary of VitalStream Holdings. The VitalStream merger, in which the wholly-owned subsidiary of VitalStream Holdings merged with and into VitalStream, Inc. and VitalStream, Inc. became a wholly-owned subsidiary of VitalStream Holdings, was consummated on April 23, 2002.

        VitalStream was formed in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. Upon raising its initial capitalization, VitalStream entered into a lease for its Irvine, California facilities and commenced construction of its data center. In September 2000, it entered into an agreement to acquire SiteStream, Incorporated pursuant to which SiteStream would become a wholly-owned subsidiary of VitalStream. SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had suffered losses from its inception through the date of its acquisition by VitalStream and was near insolvency when the merger was consummated. Although SiteStream had failed to achieve profitability, it did develop a substantial customer base for its hosting business, with many clients engaged in broadcasting audio, video and interactive content over the Internet. SiteStream had also developed technical expertise in audio and video streaming, as well as much of the technology underlying VitalStream's key product. VitalStream viewed the prospective acquisition of SiteStream as an opportunity to obtain a recurring revenue stream from a customer base largely engaged in its target market, as well as an operating business platform with broadcasting expertise and related technology to accelerate the execution of its business plan. VitalStream and

SiteStream began integrating their operations in November 2000, and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

Change of Management

        In connection with the VitalStream merger, all officers and directors of VitalStream Holdings resigned and were replaced by the management team and directors of VitalStream. Paul S. Summers, co-founder of VitalStream became Chairman, President and Chief Executive Officer of VitalStream Holdings; Philip N. Kaplan, co-founder of VitalStream became a director, Chief Operating Officer and Secretary of VitalStream Holdings; Kevin D. Herzog became Chief Financial Officer and Treasurer of VitalStream Holdings; David R. Williams became Vice President of Operations of VitalStream Holdings; and Stephen Smith became Chief Technical Officer of VitalStream Holdings. The new board of directors of VitalStream Holdings currently includes Paul Summers, Philip N. Kaplan, Salvatore Tirabassi, Charlie Lyons and Leonard Wanger.

Exchange of VitalStream Shares for VitalStream Holdings Shares

        As a result of the VitalStream merger, all of the outstanding shares of VitalStream capital stock were converted into the right to receive an aggregate of 15,228,521 shares of VitalStream Holdings common stock, representing approximately 69% of the outstanding shares of VitalStream Holdings immediately following the merger. In addition, the approximately 80 former VitalStream shareholders will have the right to receive as contingent consideration up to an additional 13,000,282 common shares of VitalStream Holdings, potentially increasing their aggregate ownership to approximately 80%. The contingent merger consideration consists of the following:

  •
  a number of shares of VitalStream Holdings common stock, up to a maximum of 8,789,907, equal to the product of (a) 3.33 multiplied by, (b) .8789907 multiplied by, (c) the highest net revenue of VitalStream Holdings for any calendar quarter between the closing of the merger and September 30, 2003; such highest net revenue is deemed to be zero if it is less than $2,000,000;

  •
  a number of shares of VitalStream Holdings common stock, up to a maximum of 1,318,488, equal to the product of (a) 3 multiplied by (b) .8789907 multiplied by, (c) the amount by which $500,000 exceeds the fair market value of the cash or other property received by VitalStream Holdings upon any disposition(s) of VitalStream Holdings' equity interest in Nex2, Inc. that occur on or before the one-year anniversary of the closing of the merger; VitalStream Holdings has recognized an impairment on VitalStream Holdings' equity interest in Nex2, Inc. and expects to receive only nominal, if any, consideration upon disposition of its interest in Nex2, Inc. if it is able to sell such securities;

  •
  a number of shares of VitalStream Holdings common stock, up to a maximum of 1,133,905, equal to the product of (a) 3 multiplied by (b) .8789907 multiplied by, (c) the amount by which $430,000 exceeds the proceeds VitalStream Holdings receives from the exercise, on or before the one-year anniversary of the closing of the merger, of the 1,240,000 options to purchase VitalStream Holdings common stock outstanding and vested as of February 13, 2002. If all such options are exercised, VitalStream Holdings would receive $460,000 in proceeds; and

  •
  exactly 1,757,981 shares of VitalStream Holdings common stock if the highest net revenue of VitalStream Holdings for any calendar quarter between that ending June 30, 2002 and that ending March 31, 2003 equals or exceeds $1,000,000. In the calendar quarter ended September 30, 2002, VitalStream Holdings reported revenues in excess of $1,000,000. Accordingly, in December 19, 2002, such 1,757,981 shares of common stock were issued to the former VitalStream shareholders.

        If VitalStream Holdings closes a merger, asset sale or similar transaction in which substantially all of the assets and business of VitalStream Holdings are sold for an aggregate price of $30,000,000 or more prior to the date on which the amount of the contingent merger consideration can be determined, the date for determination of the contingent consideration is accelerated, and the underlying formulae are slightly altered, in order to ensure that the amount of the contingent consideration is determinable prior to the effective time of the sale transaction.

        In addition, VitalStream Holdings assumed outstanding options and warrants to purchase VitalStream common stock with options to purchase VitalStream Holdings common stock. The assumed options and warrants cover between 2,096,479 options and warrants and 3,886,197 options and warrants, depending upon the amount of contingent consideration issued in the merger. The assumed options and warrants continue to have the same vesting terms, expiration date and aggregate exercise price as prior to the merger. The assumed options and warrants permit the holder to purchase a number of shares of VitalStream Holdings common stock equal to the number of shares of VitalStream Holdings common stock the holder would have received in the merger had the holder exercised the option immediately prior to the merger.

        The merger was consummated in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and accordingly, all shares of VitalStream Holdings common stock received in the merger are "restricted securities." As a result of the Merger, VitalStream became a wholly-owned subsidiary of VitalStream Holdings, and the business of VitalStream became the business of VitalStream Holdings.

Acquisition of Epoch Hosting and Colocation Businesses

        As of January 15, 2003, VitalStream Holdings, and its wholly-owned subsidiary VitalStream Broadcasting Corporation, entered into an Amended and Restated Asset Purchase Agreement (the "Amended Epoch Purchase Agreement") with Epoch Networks, Inc. and Epoch Hosting, Inc. pursuant to which VitalStream Broadcasting acquired the rights of Epoch Networks and Epoch Hosting under their hosting and colocation contracts, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center and a certificate of deposit for $300,000 from Epoch Holdings (which serves as collateral on an assumed operating lease). As consideration for such assets, VitalStream Holdings paid to Epoch Hosting $200,000 in cash and issued a number of shares of common stock of VitalStream Holdings constituting 12.5% of the outstanding shares of common stock of VitalStream Holdings on the closing date (3,498,419 shares), subject to adjustment to avoid dilution from shares of common stock of VitalStream Holdings that may be issued to former VitalStream, Inc. shareholders under the contingent share provisions of the merger agreement with VitalStream, Inc. regarding the merger of VitalStream, Inc. with a wholly-owned subsidiary of VitalStream Holdings. During the months preceding the signing of the Amended Epoch Purchase Agreement, the hosting and colocation businesses of Epoch Hosting and Epoch Networks generated between $200,000 and $240,000 in revenue per month.

Dolphin Financing Transaction

        Pursuant to an Amended and restated pursuant to an Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003 (the "Amended Note Purchase Agreement") between VitalStream Holdings, as issuer, and Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. (collectively, "Dolphin"), as purchasers, Dolphin invested $1.1 million dollars in VitalStream in exchange for Convertible Promissory Notes (the "Dolphin Notes") with an aggregate principal amount of $1.1 million and warrants to purchase common stock of VitalStream Holdings (the "Dolphin Warrants"). The proceeds of the Convertible Promissory Notes were used, in part, to pay the $200,000 cash portion of the purchase price under the Amended Epoch Purchase Agreement and related transaction expenses. Dolphin indirectly owns an approximately 95%

equity interest in Epoch, and Salvatore Tirabassi, who was elected to the board of directors of VitalStream Holdings on January 9, 2003, is an affiliate of Dolphin.

        The Convertible Promissory Notes bear interest at the rate of 10% per annum, require quarterly payment of accrued interest and are due and payable in full on the third anniversary of the issue date. The Convertible Promissory Notes are convertible into a number of shares of common stock of VitalStream Holdings constituting 13.2% of the outstanding shares of common stock of VitalStream Holdings on the closing date of the Epoch acquisition following the consummation of the Epoch acquisition (4,256,141 shares), subject to adjustment to avoid dilution from shares of common stock of VitalStream Holdings that may be issued to former VitalStream shareholders under the contingent share provisions of the VitalStream merger Agreement and that may be issued to Epoch pursuant to the Amended Epoch Purchase Agreement. The Dolphin Warrants permit the holder to purchase up to an aggregate of 2.38% of the outstanding common stock of VitalStream Holdings as of the close of the Epoch acquisition (766,105 shares), subject to adjustment on the same terms as the Dolphin Note, at an exercise price of $.34 per share during a three-year term. In addition, VitalStream Holdings paid Dolphin a financing fee of 95,539 shares of VitalStream Holdings common stock, and $42,500 in cash.

        In connection with the Amended Note Purchase Agreement, we entered into a Registration Agreement under which VitalStream Holdings agreed to register the re-sale of any shares issued to Dolphin pursuant to the conversion of the Convertible Promissory Notes or upon the exercise of the Dolphin Warrants. Pursuant to an investor rights agreement, VitalStream Holdings granted Dolphin Equity Partners a preemptive right on future issuances of preferred equity securities, which would allow Dolphin to maintain its ownership percentage at the same level after the issuance of such preferred equity securities and, together with certain shareholders, agreed to appoint or elect a Dolphin appointee to VitalStream Holding's board of directors.

INFORMATION ABOUT OUR COMPANY

        This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Persons considering purchasing shares of our common stock are cautioned that our actual results will differ (and may differ significantly) from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those factors discussed herein under "Risk Factors" beginning on page 3 and elsewhere in this prospectus. The reader is also encouraged to review our other filings with the Securities and Exchange Commission describing other factors that may affect our future results.

Business of VitalStream Holdings / VitalStream

Certain Background Information

        VitalStream Holdings, Inc. (formerly known as Sensar Corporation) was incorporated in 1986 in the state of Nevada. VitalStream Holdings' principal executive offices are located at One Jenner, Suite 100, Irvine, California 92618, and its telephone number is (949) 743-2000.

        VitalStream Holdings historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VitalStream Holdings sold substantially all of its assets relating to its prior operations and abandoned certain development projects. On December 13, 2001, VitalStream Holdings signed a letter of intent with VitalStream, Inc. regarding the merger of VitalStream, Inc. with a wholly-owned subsidiary of VitalStream Holdings. The merger, in which VitalStream, Inc. became a wholly-owned subsidiary of VitalStream Holdings, was consummated on April 23, 2002.

        As of January 15, 2003, VitalStream Holdings, and its wholly-owned subsidiary VitalStream Broadcasting Corporation, entered into an Amended and Restated Asset Purchase Agreement with Epoch Networks, Inc. and Epoch Hosting, Inc. pursuant to which VitalStream Broadcasting acquired the rights of Epoch Networks and Epoch Hosting under their hosting and colocation contracts, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center and a certificate of deposit for $300,000 from Epoch Holdings (which serves as collateral on an assumed operating lease).

        Today, through our wholly-owned subsidiary VitalStream, Inc., we offer our customers a range of managed services including audio and video streaming, web hosting, live webcasting, web conferencing, network design, payment processing, encoding (via third-party resellers) and consulting. Through our wholly-owned subsidiary VitalStream Broadcasting Corporation, we offer hosting and colocation services to the customers we acquired from Epoch Hosting and Epoch Networks. Our mix of products and services enables our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage, broadcasting, hosting and related functions to VitalStream and its partners. Our business model relies upon leveraging our expertise and resources in audio and video streaming as well as web hosting technology to persuade customers to utilize our Internet broadcasting services, thereby allowing VitalStream, Inc. to build a base of recurring revenues from monthly or other periodic broadcasting fees.

        Throughout the remainder of this prospectus, the terms "we," the "Company" or similar terms refer to VitalStream Holdings, Inc., VitalStream, Inc., VitalStream Broadcasting Corporation and SiteStream Incorporated on a consolidated basis. When we desire to draw a distinction between VitalStream Holdings, Inc., VitalStream Broadcasting Corporation and VitalStream, Inc., we refer to VitalStream Holdings, Inc., as "VitalStream Holdings," to VitalStream Broadcasting Corporation as "VitalStream Broadcasting" and to VitalStream, Inc. (together with SiteStream, Incorporated) as "VitalStream."

Business Model Post VitalStream Merger and Epoch Acquisition

        We offer our customers a range of managed services including audio and video streaming, web hosting, live webcasting, web conferencing, network design, payment processing, encoding (via third-party resellers) and consulting. Our mix of products and services enables our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, hosting, data storage and broadcasting functions to us. Our business model relies upon leveraging our expertise and resources in audio and video streaming technology to persuade customers to utilize our Internet broadcasting services, thereby allowing us to build a base of recurring revenues from monthly or other periodic broadcasting fees.

        An essential technology that we offer to our customers is a proprietary software platform called MediaConsole®. Using MediaConsole®, customers can remotely control the distribution of their streaming media content. MediaConsole® offers advanced features that enable customers to package and sell their media content using pay-per-view or paid subscription to charge audience members. Other features include the ability to schedule when content will be available for broadcast over the Internet and the ability to insert advertising into the content. MediaConsole® also features pre-developed templates that automatically generate web pages that surround movies with custom graphics and advertisements to attract and interact with prospective audience members. In addition, web hosting customers can use MediaConsole® to perform website management tasks such as traffic reporting, e-mail account set-up, e-mail forwarding, and web-based e-mail access. The "point-and-click" functionality of the MediaConsole® simplifies the management of a customer's electronic media. MediaConsole® is engineered with open platform architecture, giving VitalStream the ability to add additional features to accommodate future technologies such as interactive television, gaming devices (e.g., the Microsoft Xbox) and wireless devices (e.g., cell phones). MediaConsole® is only available to customers using our broadcasting services and is not available for licensing on a stand-alone basis.

        MediaConsole® integrates directly into our accounting and customer support systems. A customer using the MediaConsole® can choose from a variety of service packages and modify those choices as needed for their business. Services requested using MediaConsole® are generally delivered without the involvement of customer service representatives. In addition, MediaConsole® automatically delivers the billing for such services to our accounting department. Due to this automation, we are able to achieve significant business efficiencies and personnel cost advantages in terms of customer account set-up and management.

        Our content delivery network is another essential technology that our customers use to host and broadcast their content. The network is engineered with high-performance equipment, heavy connectivity to multiple tier-1 providers and geographic diversity. The network features multiple data centers and geographically diverse POPs distributed around the world. Each data center contains distributed server clusters to stream our customer's content.

Industry Background

        The Internet consists of a global network of thousands of interconnected computers and computer networks. By using the Internet, businesses, individuals, educational institutions and government agencies communicate electronically to access and share information and conduct business. The development of the World Wide Web and Internet-based technologies has allowed fundamental and structural changes in the way information is published, broadcast and retrieved, thereby lowering the cost of publishing information and expanding its potential reach. We believe that recent advances in audio and video streaming technology, coupled with an anticipated continued increase in broadband connectivity, will enable the Internet to eventually compete with television and radio as a medium for the widespread distribution of audio and video content.

        Streaming technology allows content developers to continuously transmit and playback audio and video content to listeners and viewers over the Internet without requiring the content to be downloaded before viewing on the recipient's personal computer. The projected future growth of demand for streaming media varies. Jupiter Media Metrix research suggests that the use of streaming video will shift from an emphasis on executive speeches and earnings announcements to employee training, sales meetings, product launches, collaboration and customer service. Further, business spending on streaming video technology is forecasted to grow to $2.8 billion in 2005 from $140 million in 2000; a CAGR of 82%. The firm further estimates that over 225,000 sites will pay fees for streaming media services in 2005 from an estimated 21,000 corporate facilities in 2001. It is anticipated that many enterprises will choose to outsource such streaming media services rather than invest in extensive in-house media infrastructure in the short term.

        Overall, Aberdeen Group expects the worldwide digital content distribution market to reach $10 billion by 2005. Frost & Sullivan estimates the market for content delivery will reach $12.1 billion in 2007 from $900 million in 2000 (CAGR of 45%), and suggests that hardware/software solutions that guarantee reliable delivery of content will become imperative as companies around the world face an Internet traffic bottleneck. We believe that the transformation of telecom today lies in the expansion of broadband Internet communications and services. ARC Group expects the number of North American households with a broadband connection to approach 70 million by 2007 and for broadband users to outnumber narrowband users by 2006.

        Consumer applications for streaming media include broadcasting audio and video entertainment programming, interactive television, advanced online video games and pay-per-view distribution of musical, theatrical, sporting and other entertainment events. Business applications center on corporate communications with customers, employees and business partners over the Internet or through use of intranets, including employee training, sales calls, product launches, financial conferencing, press and other video conferencing and management presentations.

        As streaming technology continues to improve, and business and consumer access to broadband connections increases, we believe the demand for Internet content distribution solutions will increase dramatically. The conversion of audio and video content into a streaming media format that can be distributed electronically is a technologically and artistically complex process. Selecting the equipment, the software and the distribution model appropriate for certain streaming applications requires technical expertise that many content providers do not have. In addition, constructing and maintaining the server network infrastructure and the broadband connectivity to the Internet on a stand-alone basis is costly and may distract from the customer's content development efforts. Our goal is to provide an end-to-end solution to address all of these needs.

Target Market Segments

        We have targeted several industry segments that we believe will be responsive to a comprehensive outsource solution to their Internet broadcasting needs. These include:

        Corporate Business:    Businesses are increasingly turning to electronic communications to operate faster and more efficiently. Companies can reduce travel costs by putting meetings and other internal communications online. Other electronic opportunities for corporate efficiency include online advertising, trade shows, press conferences, and employee training / product demonstrations.

        Media and Entertainment:    This segment consists of movie studios, filmmakers, news broadcasters, talk broadcasters, and sports broadcasters. Targeted businesses in this market require services for encoding, film promotion, pay-per-view, short film streaming, full-length film streaming, subscription services, live broadcasts, and more. Generating revenues from media distribution, increasing audience size, gathering market data and digital rights management (including security) are the key issues to the media and entertainment industry.

        Music and Radio:    Radio stations and musicians benefit from increasing the reach of their content. By streaming programming over the Internet, they can increase the size of their potential listening audience into areas not reachable by their conventional broadcast signal, effectively allowing their content to be available around the world.

        Education:    Community colleges, universities and other educational organizations can expand upon current course offerings with live or recorded audio and video webcasting. Many of these institutions are already equipped with broadband access and have an Internet savvy student population. Internet broadcasting allows educational institutions to give students and teachers access to classes whenever and wherever they want.

        Interactive Gaming:    Interactive gaming has become increasingly popular, with many new computer games offering online functionality in which players can interact with other players, play against other players over the Internet or stream or download new scenes or worlds for their games. Internet broadcasting raises the appeal of new games for many gamers, and can be a competitive advantage for interactive game companies.

        Our business strategy is to provide a full range of products and services that enable our customers to broadcast their audio and video content and other forms of media over the Internet without requiring in-house technical expertise. We have developed, through our proprietary MediaConsole® technology and our significant investment in customer and sales support training, expertise in enabling content providers to conduct digital broadcasting activities in a manner specifically focused to their particular needs. We earn revenues from these activities through recurring service and equipment rental fees, through one-time consulting fees and through acting as a value added reseller of third party software and equipment. More importantly, the availability of our technology and value-added services serves as a means to attract customers to our broadcasting services, thereby allowing us to build a base of recurring revenues that will grow as the needs of our customers grow.

        To attract customers, we have formulated a market strategy that employs multiple channels to get our message out to likely users of our products and services. These channels include advertising through print and electronic media, recruitment of resellers, bundling and referral arrangements with industry partners that offer complementary products and services, participation in trade shows and participation in seminars and other educational forums directed to content providers.

Products and Services

        We offer a comprehensive menu of products and services designed to meet the needs of our customers in our various target market segments to broadcast their content over the Internet. These products and services include the following:

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  Streaming. We have significantly automated the process of setting up media for Internet broadcasting, managing the streaming process and, for customers seeking revenues from the distribution of their content, generating and tracking such revenues. Utilizing the MediaConsole® technology platform, customers can setup Internet websites from which their content can be ordered and then streamed over the Internet. VitalStream supports the industry- leading streaming formats, including Microsoft Windows Media, Apple QuickTime and Real Networks' Real Video and Real Audio. Using MediaConsole®, a customer can generate revenues from the distribution of their content, including pay-per-view (charging a fee for one or more viewings of the content). Additionally, using MediaConsole®'s authentication technology which protects content, customers can generate revenue via syndication (packaging content for distribution via various websites in exchange for royalties), subscription (charging a fee for allowing access to the content for a period of time) and affiliate sales (selling content through one's own website, with referral fees paid to the owners of referring sites, or "affiliates"). Content providers can also generate revenues from inserting advertising into the content itself or onto their website. Each view of an ad can be tracked, allowing content providers to charge advertisers by the view. Customers who rely on numbers for their daily business can run up to the minute audience reports in formats ranging from summary to very detailed. We also offer prepackaged streaming applications for particular types of customers.

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  Managed Services. We offer managed hosting solutions in which the customer can rent space on our IBM dedicated server(s) or colocate their own server within our network. There are many advantages to the customer needing to colocate or rent a managed web server. Such customers can control their own access password, set the operating parameters of the server and perform upgrades to the hardware and software configuration as needed. A customer wishing to colocate can purchase a compatible server either from us or from any number of other sources for prices ranging from $2,000 to $5,000 for basic models. Through our relationship with IBM, we can offer server rental to qualified customers who wish to rent their equipment.

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  Hosting. Completely integrated with our streaming offerings, we will permit content providers to upload and maintain their complete websites on our shared network of high-speed servers. Our hosting services include server and network monitoring, reporting and ongoing maintenance and backup. Also included in the monthly or other periodic fee is access to the MediaConsole® with our many functions as elsewhere described herein, including e-mail account management and traffic reporting. These services can be provided via the Solaris and Linux UNIX platforms and the Windows XP, 2000 & NT 4.0 platforms. This allows the content provider to maintain ownership of our various software applications and content while we provide the appropriate hardware, operating systems and technical expertise in managing the overall site. With numerous customers sharing the server network, we are able to take advantage of economies of scale to offer a high quality of service for a minimal monthly or other periodic fee.

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  Encoding. Encoding is the process of converting captured content into a digital format capable of being streamed over the Internet. We can arrange for the conversion of media content from virtually any commercially available input format into all of the major streaming media formats across a broad range of transmission speeds. We offer encoding services via our partnership arrangements with several encoding and production houses.

Content Delivery Network

        VitalStream has engineered a Content Delivery Network that features high-performance equipment, heavy connectivity to multiple tier-1 providers and geographic diversity. The network is composed of multiple data centers and geographically diverse POPs distributed around the world. Each data center contains distributed server clusters to stream our customer's content.

        VitalStream has (or has access to) multiple data centers and POPs around the world. In California, VitalStream has two central data centers located adjacent to Hollywood, one of the largest media centers in the world. In downtown Los Angeles, we have a 14,000 square foot data center, located in a former bank facility that provides VitalStream customers with a secure and reliable environment to deliver their media content. Security and environmental systems include multi-layer identity control procedures, armed security staff and closed circuit video surveillance systems. Power is supplied via multiple 34,800-Volt lines with a capacity of 31,000 amps. Four 750 KVA 4000 amp UPS modules prevent power interruptions. Five emergency generators totaling 5650 KW, enough to supply a city of 20,000 people, provide long-term power backup. Five centrifugal chillers with a capacity of 4000 tons supply chilled water to HVAC distribution units. The second California data center, which is located in Irvine, California, features multi-gigabit network connectivity to multiple tier-1 backbones.

        Each data center maintains diverse connections to multiple tier-1 backbone providers. This multi-homed network design helps minimize exposure at congested peers. VitalStream's close proximity to other backbone providers insures that additional bandwidth capacity can be added quickly as needed.

VitalStream's network is architected using hardware from leading brands such as Cisco Systems, Extreme Networks, Nortel Networks and IBM. Distributed clustering technology for streaming and hosting services allow us to scale as needed based on customer demand. VitalStream's access to multiple network backbones combined with distributed clustering ensures that customer streams are delivered with the highest possible quality.

        Peering with diverse tier-1 backbone providers gives VitalStream customers an excellent safety net against connectivity or performance problems. Delivering your content from geographically clustered systems provides additional protection from individual system failure. Our intelligent media distribution process is continuously monitored to assess performance metrics and individual server health. This real-time analysis allows us to route traffic around heavily utilized or failed server nodes. VitalStream also employs neutral third party performance analysis to help us guarantee reliability and performance.

        Firewalls, proxies and private networking are extensively used to help secure critical systems from potential intruders. VitalStream's systems and networks are also proactively monitored for security vulnerabilities and malicious activity. Various encryption services are available to help our clients protect their valuable content. Multiple scanning tools and intrusion detection systems are also used to help protect customer data. We also employ a staff of security experts to quickly respond to security related incident(s).

        Equipment designated for customer use is proactively monitored and maintained twenty-four hours a day, every day of the year. Regular backups, including periodic off-site storage, are available for streaming and managed server clients, as are the routine, timely installation of security and operating system patches and service packs.

        We believe that our network infrastructure provides the speed and reliability to adequately address the needs of our targeted customer base and the stringent requirements of streaming media technologies.

Sales and Marketing

        We use multiple channels to reach prospective customers in our target market of content providers. Management believes that the key to building our customer base is to increase our name recognition and to become a "branded leader" in terms of providing digital broadcasting solutions. Targeted e-mail and telemarketing efforts using widely available customer lists of competitors are one of the most cost-effective and scalable lead generation vehicles available to us. We also seek to gain publicity through press and wire releases, press tours, editorial reviews, trade shows and interviews.

        A principal channel that we utilize to generate new business is our relationships with resellers, or companies that resell our services to their own base of customers at a mark-up. Resellers include web designers, computer resellers, encoding and production houses and similar businesses. We offer discounted set-up and monthly pricing packages based on the volume of business the reseller maintains, including "switchover" promotions to provide incentives to resellers doing business with other companies. We have a lead referral program in which we offer referrals to our resellers, which builds goodwill with the resellers and the customers, and in turn generates new accounts for us. Resellers can also private label brand their names on our MediaConsole® extended to their customers, and can receive e-mail referrals of visitors to the reseller oriented pages on our website.

        In addition, we register ads and "keyword" listings with various search engines and other industry specific Internet sites, and we regularly update our listings with search engines and other online directories. We also maintain extensive information on our services and products on our website, which acts as a working example of the potential of streaming media technology. Existing or prospective customers are able to visit the website, read electronic literature, request additional information, select products and services and place online, secure orders.

        Another marketing strategy we employ is to "bundle" our message with products and services of our industry partners and others. In a bundling arrangement, a vendor includes an ad regarding our services in its packaging or other materials, often times in exchange for a reciprocal arrangement with us for services. We maintain a number of referral (or affiliate) relationships with other vendors as part of our effort to maximize our product mix and/or to receive reciprocating referrals from such vendors, and we are proactively seeking additional referral partners. For example, in April 2001, we entered into a bundling arrangement with Microsoft wherein we agreed to support and promote Microsoft's FrontPage Version 2002 software and SharePoint Team Services in exchange for which Microsoft agreed to promote our services through a printed insert in the boxes of such products and on Microsoft's FrontPage website.

        Another customer acquisition and brand building strategy is to advertise in industry specific print publications. We intend to direct a portion of our advertising budget towards limited print media opportunities, and we will carefully measure the responses received by each publication and adjust the distribution of our print ad dollars accordingly.

Dependence on Certain Customers

        A privately held media company, RK Netmedia, Inc. represents approximately 15% of VitalStream's revenue. RK Netmedia has been a client of VitalStream since the SiteStream merger in March 2001 and was a SiteStream client for approximately one year before that. The loss of RK Netmedia as a customer would be likely to have a material adverse affect on VitalStream's operating results. No other customer represents more than 10% of revenue as of December 31, 2002.

Competition

        The streaming media industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. We compete with other companies that provide streaming media services, audio and video conferencing, and web hosting including Internet business services broadcasters and hosting service providers. Many of our current competitors have historically focused on providing Internet infrastructure (e.g., multiple data centers and extensive access to broadband connectivity). Without targeted, value-added technologies (such as our MediaConsole®) this market has become fragmented and commoditized. In addition, many "pure-play" web hosting providers lack the broadcast specific expertise required to support our target market.

        Streaming media service providers such as Akamai, Speedera, and a Cable and Wireless service (formerly Digital Island), have made large capital investments into marketing their brand name and into network architecture including "edge-caching" services. Edge-caching service providers seek to distribute broadcast servers at diverse geographical locations so that transmitted content can originate from a point closer to the end-user. This is intended to minimize the risk that the content will encounter potential congestion (and therefore transmission slowdown) on the Internet's national and international backbone cables. Management believes that many of our competitors in both the streaming media and web hosting markets have a significant cost structure disadvantage that is reflected in the prices that they charge their customers as well as their own operating margins.

        Web hosting competition is highly fragmented and comes from hundreds of companies ranging from small, independent shops to large telecommunication companies to consulting firms to Internet service providers. As the specific services offered by each competitor vary greatly, we are likely to come up against different competitors for a particular client web hosting request-for-proposal depending on the specific services requested.

        We also compete with website operators and content publishers that employ in-house personnel to develop and manage streaming media technology. Since our business is dependent on the overall success of the Internet as a communications medium, we also compete with traditional media such as radio and television.

        Principal competitive factors include service, reliability of service, processing time, ease of access and use, customer support, transmission quality, operating experience and price. We believe that our services are comparable to those of our current, known competitors in terms of service, reliability, and account set-up processing time, ease of access and use, customer support and transmission quality. In general, we are able to offer our services for a lower price than competitors offering similar quality, speed and support.

        Many of our current and potential competitors, however, have longer operating histories, larger customer or user bases, and significantly greater financial, marketing and other resources. These competitors can devote substantially more resources than we can to business development and may adopt aggressive pricing policies. In addition, larger well-established and well-financed entities may acquire, invest in or form joint ventures with competitors as the use of the Internet and other online services increases.

Intellectual Property

        We have registered the VitalStream®, MediaConsole® and NetCluster™ trademarks with the United States Patent and Trademark Office. Additionally, we have registered the VitalStream mark in the European Union with a filing date concurrent with the United States filing. We have not attempted to obtain registered copyrights or patents on any of our software programs, methods or other ideas, but we believe that some of our computer code underlying certain of our programs may have common law copyright protection.

        In September 2002, we publicly announced the development of our next generation MediaConsole® Pro platform, which includes a set of new features designed to address the needs of enterprise streaming customers such as support for the Microsoft Windows Media 9 Series platform. Significant features also include: new web services (providing customers with the ability to profit from their media by easily plugging in their existing subscription services, user database, e-commerce applications and other services with MediaConsole® Pro), improved real-time reporting, enhanced stream security including support for the latest Windows Media 9 Series digital rights management features, and global scalability achieved using a distributed network architecture with intelligent traffic routing to deliver improved stream performance and advanced fail-over protection. We anticipate release of MediaConsole® Pro in the Second Quarter of 2003.

        We have entered into confidentiality, work for hire and non-disclosure agreements with all of our employees, and certain of our vendors and customers in order to limit access to and dissemination of our proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our trade secrets will prove sufficient to prevent misappropriation of such data.

        During the 2002 and 2001 fiscal years, we spent $271,604 and $274,232 on company-sponsored research and development, respectively. During the period from inception (March 9, 2000) through December 31, 2000, we spent $164,858 on company-sponsored research and development. None of our research efforts to date have been sponsored by customers.

Our Management

        Our directors and executive officers, their principal occupations and certain information about their employers are as follows:

        Paul S. Summers is a full time employee of the company and serves as our Chairman, President and Chief Executive Officer.

        Philip N. Kaplan is a full time employee of the company and serves as our Chief Operating Officer and Secretary and as a member of our board of directors.

        Kevin D. Herzog is a full time employee of the company and serves as our Chief Financial Officer.

        David R. Williams is a full time employee of the company and serves as our Vice President of Operations.

        Stephen Smith is a full time employee of the company and serves as our Chief Technical Officer.

        Leonard Wanger is a member of our board of directors. Mr. Wanger's principal occupation is as an analyst at William Harris Investors in Chicago, an investment management firm for select private individuals and entities.

        Charles Lyons is member of our board of directors. Mr. Lyons principal occupations are as the Chief Executive Officer of Holding Pictures Entertainment, a film and television company, and the Chairman of the Board of Directors of RBG Capital Group, a venture capital firm.

        Salvatore Tirabassi is a member of our board of directors. Mr. Tirabassi's primary occupation is as a principal of Dolphin Equity Partners, a venture capital fund.

Employees

        As of March 15, 2003, we had a total of 45 employees, 29 in sales and marketing, 4 in research and development and 12 in general and administrative. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with employees to be good.

Facilities

        We signed a 3-year lease for a 6,681 rentable square-foot property in Irvine, California commencing December 2000. Annual base rental lease payments for this facility, which is our principal executive office and the location of our principal data center, are approximately $157,000. On November 1, 2002, we signed an amendment to the lease, extending the term to October 31, 2006. Annual base rental lease payments are schedule to decrease and will be approximately:

November 1, 2003—October 31, 2004	$105,828
November 1, 2004—October 31, 2005	$109,836
November 1, 2005—October 31, 2006	$113,844

        In connection with our acquisition of the hosting and colocation assets of Epoch, we assumed a sublease for 16,577 rentable square-feet in Los Angeles, California. The sublease expires on February 27, 2009. Annual base rental payments for this facility, which hosts our hosting and colocation business, are as follows:

November 15, 2002—November 14, 2004	$364,694
November 15, 2004—February 27, 2009	$397,848

        We rent outsourced data center space on a per rack basis for two offsite data centers located in Ashburn, Virginia and Chicago, Illinois. The contract with respect to such space expires on May 3, 2003, and our annual rent payments under such lease are approximately $45,000.

        We do not own any real property.

Legal Proceedings

        We are not currently a party to any material legal proceedings, nor do we know of any material claims against us.

Market Price, Dividends and Related Stockholder Matters

Market Price

        Our common stock was traded on the Nasdaq SmallCap Market until April 11, 2001 under the trading symbol "SCII," at which time it was delisted. Our common stock began trading through the OTC Bulletin Board on April 26, 2001, and on July 26, 2002, our trading symbol changed to "VSTH." The following table sets forth high and low closing sale prices for our common stock for the periods indicated.

Quarter Ended	High	Low
March 31, 2001	$2.344	$0.625
June 30, 2001	$0.750	$0.280
September 30, 2001	$0.345	$0.240
December 31, 2001	$0.700	$0.180
March 31, 2002	$0.67	$0.41
June 30, 2002	$0.65	$0.25
September 30, 2002	$0.52	$0.16
December 31, 2002	$0.50	$0.23

        On March 26, 2003, the closing sale price of our common shares, as reported by the OTC Bulletin Board, was $0.24 per share.

Outstanding Shares and Number of Shareholders

        As of March 15, 2003, the number of shares of our common stock outstanding was 28,055,658 held by approximately 400 holders of record. The outstanding shares do not include up to 11,242,301 shares of our common stock that may be issued to former shareholders of VitalStream, Inc. in the VitalStream merger if certain performance and other criteria are met during the next 8 months and up to approximately 2,987,313 shares of our common stock that may be issued to Epoch Hosting, Inc. if such criteria are met and shares of common stock issuable upon the conversion of $1.1 million in Convertible Promissory Notes. Also excludes up to 5,068,572 shares of common stock authorized for issuance upon exercise of outstanding options granted pursuant to our stock option plans, 2,931,428 shares of our common stock reserved for the future grant of stock options under such plans, and 3,157,328 shares of common stock subject to outstanding warrants to purchase common stock (which 3,157,328 includes the 1,850,000 shares of common stock subject to outstanding warrants being registered in this offering).

Dividends

        VitalStream Holdings has never declared or paid cash dividends on its common shares. We currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, pursuant to the terms of the Amended Note Purchase Agreement, VitalStream Holdings is prohibited from paying any dividends until the $1.1 million in Convertible Promissory Notes it issued is paid in full.

Securities Authorized for Issuance Under Equity Compensation Plans

        Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our compensation plans as of December 31, 2002.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders(1)	2,899,280 2,014,701	(2) (3)	$ $	0.35 0.51	3,086,019 —

Equity compensation plans not approved by security holders(1)	None			None	None

Total	4,913,981			$0.41	3,086,019

(1)
Our 2001 Stock Incentive Plan (the "Option Plan") was approved by our shareholders on January 9, 2003.

(2)
Represents shares of common stock of VitalStream Holdings subject to outstanding options granted under the Option Plan.

(3)
Represents shares of common stock of VitalStream Holdings subject to outstanding options initially granted under the VitalStream Stock Option/Stock Issuance Plan. As a result of the VitalStream merger, options to purchase VitalStream common stock were converted into options to purchase VitalStream Holdings common stock and brought in under the Option Plan. Upon exercise of each converted option, the holder is entitled to receive, per share of VitalStream common stock initially covered by the option, the number of shares of VitalStream Holdings common stock that a holder of one share of VitalStream common stock has received, or is entitled to receive, in the Merger. The reported number assumes a conversion ratio of .81085 (adjusted from the initial conversion ratio of .72693). The conversion ratio is subject to additional adjustment to up to 1.3747 VitalStream Holdings common shares per VitalStream common share if certain criteria are satisfied prior to September 30, 2003. At the maximum conversion ratio, options representing an additional 1,303,337 shares of VitalStream Holdings common stock would be granted to the former VitalStream optionholders.

Selected Historical Financial and Other Data

        The following statement of operations and balance sheet data for the Company as of December 31, 2002, 2001 and 2000 and for the periods from inception (March 9, 2000) through December 31, 2000 and years ended December 31, 2001 and December 31, 2002, were derived from the Consolidated Financial Statements of VitalStream Holdings, Inc. The data is derived from financial statements prepared in accordance with accounting principles generally accepted in the United States. The selected financial data below should be read in conjunction with the Consolidated Financial Statements of VitalStream Holdings and the notes thereto attached to this prospectus and the section below entitled "Management's Discussion And Analysis Of Financial Condition And Results Of Operations."

	Year ended(2)
	December 31, 2000(1)	December 31, 2001	December 31, 2002
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$0	$1,521	$3,787
Cost of sales	0	904	1,843
Gross profit	0	617	1,944
Total operating expenses	1,046	3,333	4,190
Loss from operations	(1,046)	(2,716)	(2,246)
Other income (expense)	94	(85)	61
Loss before income taxes	(951)	(2,801)	(2,185)
Tax (expense) benefit	(1)	(2)	(2)
Net loss	(952)	(2,803)	(2,187)
Net Loss per share—basic and diluted	(0.09)	(0.21)	(0.10)
Shares used in calculation of net loss per share	10,044	13,443	21,413
Balance Sheet Data:
Cash and cash equivalents	$2,264	$134	$238
Working capital (deficit)	2,023	(521)	(565)
Fixed assets, net	594	915	809
Total assets	3,323	2,397	2,866
Debt and capital lease obligations, including current portion	73	267	747
Stockholders' equity	2,977	1,330	889

(1)
Period is from inception, March 9, 2000 through December 31, 2000.

(2)
For periods prior to April 23, 2002, the data is for VitalStream, Inc. and its wholly-owned subsidiary.

        The following Supplementary Financial Information for the fiscal quarters ended March 31, June 30, September 30 and December 31 in each of the years 2001 and 2002 were derived from unaudited quarterly consolidated financial statements of VitalStream (except for 4th quarter data which was determined by comparing annual financial data with 3rd quarter financial data and except that data for quarters after April 30, 2002 relates to VitalStream Holdings).

Supplementary Financial Information by Quarter, 2001 and 2002
(in thousands, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2001(2):
Revenue	$40	$497	$478	$506
Gross profit	1	159	205	252
Net loss	(651)	(798)	(684)	(670)
Loss per common share(1):
Basic and diluted	(.08)	(.07)	(.06)	(.06)
Weighted average shares used	11,855	13,542	13,747	14,799
Year Ended December 31, 2002(2):
Revenue	$683	$822	$1,062	$1,220
Gross profit	381	380	530	653
Net Loss	(580)	(622)	(539)	(446)
Loss per common share(1):
Basic and diluted	(0.04)	(0.03)	(0.03)	(0.02)
Weighted average shares used	15,013	18,833	20,419	24,465

(1)
Loss per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly loss per common share amounts do not necessarily equal the total for the year.

(2)
For periods prior to April 23, 2002, the data is for VitalStream, Inc. and its wholly-owned subsidiary.

Quantitative and Qualitative Disclosures About Market Risk

        We do not have any derivative instruments, commodity instruments, or other financial instruments for trading or speculative purposes, nor are we presently at risk for changes in foreign currency exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto of VitalStream Holdings included elsewhere in this prospectus and the financial data related to the acquired business of Epoch Hosting, Inc. and Epoch Networks, Inc. included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements. See "Risk Factors" beginning on page 3.

Overview

        We are based in Irvine, California and, through our wholly-owned subsidiary VitalStream, Inc., we offer our customers a range of managed services including audio and video streaming, web hosting, live webcasting, web conferencing, network design, payment processing, encoding (via third-party resellers) and consulting. Through our wholly-owned subsidiary VitalStream Broadcasting Corporation, we offer hosting and colocation services to the customers we acquired from Epoch Hosting and Epoch Networks. Our mix of products and services enables our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage, broadcasting, hosting and related functions to VitalStream and its partners. Our business model relies upon leveraging our expertise and resources in audio and video streaming as well as web hosting technology to persuade customers to utilize our Internet broadcasting services, thereby allowing our company to build a base of recurring revenues from monthly or other periodic broadcasting fees.

Critical Accounting Policies and Estimates

        Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, property, plant and equipment, long-lived assets, intangible assets, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect our future results of operations and cash flows.

  •
  Revenue Recognition. Revenues from continuing operations are primarily generated from fees for streaming media services, web hosting, managed services and sales of hardware. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided. Service contracts are generally for periods ranging from one to 24 months and typically require payment at the beginning of each month.

  •
  Valuation of Accounts Receivable. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. Significant portions of customer payments are made by credit card and electronic debit. Each month, management reviews historical charge-back and cancellation patterns as well as historical data on other credits issued to customers and then records an allowance based on historical results as well as management judgment. Additionally, each month management reviews the aged receivables balance and records an allowance for doubtful accounts based on the age of the outstanding receivable balances, trends in outstanding balances and management's judgment. As a result of these analyses, we believe that the current allowance is adequate to cover any bad debts and credits that may be issued as of the date of the balance sheet. Actual results differing from this estimate could have a material impact on our results of operations and cash flows.

  •
  Property, Plant and Equipment. We utilize significant amounts of property, plant and equipment in providing service to our customers. We utilize straight-line depreciation for property and equipment over our estimate of their useful lives. Changes in technology or changes in the intended use of property, plant and equipment may cause the estimated period of use or the value of these assets to change. We perform an annual analysis to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Additionally, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and testing for recoverability require both judgment and estimates.

  •
  Goodwill. We annually evaluate goodwill for potential impairment indicators. If impairment indicators exist we measure the impairment through the use of discounted cash flows. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational conditions. Future events could cause us to conclude that impairment indicators exist and that the goodwill associated with our acquired business is impaired. Goodwill is no longer amortized, but instead is subject to impairment tests at least annually.

  •
  Contingencies. We are subject to legal proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary to assess any contingencies. A required accrual may change at some point in the future due to new developments in a matter or changes in approach such as a change in settlement strategy in dealing with these matters.

  •
  Principle of Consolidation. The consolidated financial statements include the accounts of VitalStream Holdings, Inc., and its wholly-owned subsidiary, VitalStream, Inc. and VitalStream, Inc.'s wholly-owned subsidiary, SiteStream Incorporated. The terms "we," "us," and "Company" used in this section means VitalStream Holdings, Inc., VitalStream, Inc and VitalStream's subsidiary, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated.

Results of Operations

        VitalStream, Inc. was incorporated in March 2000 in the State of Delaware. On April 23, 2002, VitalStream merged with and into a wholly-owned subsidiary of VitalStream Holdings. Because VitalStream Holdings did not have any operations immediately prior to the VitalStream merger, the business of VitalStream is now the business of VitalStream Holdings, and forward-looking statements in this section relate to the consolidated business of VitalStream Holdings, VitalStream and SiteStream, Incorporated.

        Our results for the year ending December 31, 2001 reflect the integration of SiteStream and VitalStream, VitalStream's initial release of its Internet broadcast services, and growth from new and existing clients during 2001. Prior to its merger with SiteStream in March 2001, VitalStream's operations consisted primarily of preliminary activities. Through its merger with SiteStream, VitalStream obtained a client base of streaming and web hosting clients, key technical and management personnel, and certain complementary technology, and it is at that point that meaningful operations began.

Year ended December 31, 2002 Compared to Year ended December 31, 2001

        Revenue.    Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware. Revenues increased from $1,521,253 for the year ended December 31, 2001, to $3,786,980 for the year ended December 31, 2002, an increase of 148.9%. This increase reflects the addition of a significant number of new clients and the increase in average per client service utilization within the installed base. We expect revenue to continue to grow through 2003 as we expand our sales force, ramp up channel partnerships, increase our marketing efforts, and as VitalStream gains greater market recognition from potential customers. A significant portion of our revenue growth comes from increasing service to existing clients, and we expect this to contribute to our revenue growth as we start 2003 with a much greater client base than we had at the beginning of 2002. It is important to note that, due to the acquisition of the hosting and colocation businesses of Epoch, our monthly recurring revenue has increased by approximately $200,000 per month, starting January 2003. We intend to offer these acquired clients additional services that weren't available from Epoch, such as streaming and other managed services.

        Cost of Revenue.    Cost of revenue consists primarily of access charges from the local exchange carrier, Internet backbone and transport costs and depreciation of network equipment, hardware costs and license fees. Cost of revenue increased from $904,313 for the year ended December 31, 2001, to $1,843,186 for the year ended December 31, 2002. Cost of revenue as a percentage of revenue, however, decreased from 59.4% for the year ended December 31, 2001 to 48.7% for the year ended December 31, 2002. The increased cost in absolute dollars reflects the increase in bandwidth consumption, network equipment and other items necessary to support the increase in revenue between the two years. The improvement in cost of revenue as a percentage of revenue mostly reflects our lower unit cost of bandwidth, which we obtained from our suppliers as a result of our increased bandwidth purchases and due to an industry-wide decrease in bandwidth prices. There was also improvement due to spreading the relatively fixed costs of core networking equipment over a larger client base. We expect our unit cost of revenue to continue to decrease, albeit at a lower rate of decrease through 2003. This will occur as we achieve even greater economies of scale in our purchasing of bandwidth and networking equipment, as we are able to more efficiently distribute bandwidth amongst carriers and as we then spread these costs over an increasing customer base.

        Research and Development.    Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense decreased from $274,232 for the year ended December 31, 2001, to $271,604 for the year ended December 31, 2002. As a percentage of revenue, research and development decreased from 18.0% to 7.2% during the same periods, respectively. The absolute decrease in cost reflects lower payroll costs associated with developing and maintaining the MediaConsole®. We expect research and development expense to remain relatively constant in absolute dollars during the first half of 2003 as we continue to develop additional technology related to our core product offering and to continue to decrease as a percentage of revenue as revenue increases. As the supporting revenue base grows, VitalStream intends to invest in developing further its technological platform and in systems integration.

        Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales & marketing expense increased from $1,379,224 for the year ended December 31, 2001 to $1,591,522 for the year ended December 31, 2002. Although sales & marketing expense increased between the two periods, as a percentage of revenue it decreased from 90.7% for the year ended December 31, 2001 to 42.0% for the year ended December 31, 2002. This decrease as a percentage of revenue reflects improved marketing efficiencies obtained from targeted strategic marketing efforts combined with improved productivity within our sales force. As a result of the Epoch acquisition, our sales and marketing costs will increase slightly in absolute terms as additional customer support personnel are added to handle the increased customer base; however, as a percentage of revenue, we anticipate that our sales and marketing expense will decrease further. Overall, we expect sales and marketing expense to increase incrementally in absolute terms and to continue to decrease as a percentage of revenue throughout 2003 as we expand our sales force and further continue to increase sales and marketing productivity.

        General and Administrative.    General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $1,679,404 for the year ended December 31, 2001 to $2,326,835 for the year ended December 31, 2002. The year ended December 31, 2002 includes expenses primarily related to compensation expense for additional administrative personnel necessary to support a larger revenue base and customer count. Additionally, our insurance, legal and professional fees increased incrementally. General and administrative expense as a percentage of revenue however, decreased from 110.4% for the year ended December 31, 2001 to 61.4% for the year ended December 31, 2002. This decrease reflects a larger base of revenue spread out over an expense base that is primarily fixed. As a result of the Epoch acquisition, our general and administrative costs will increase slightly in absolute terms as additional administrative personnel are added to handle the increased revenue and customer base; however, as a percentage of revenue, we anticipate that our general and administrative expense will continue to decrease. Overall, we expect our general and administrative expense to decrease as a percentage of revenue into 2003 as revenue increases faster than general and administrative costs needed to increase to support the increased revenue base.

        Net Interest Expense.    Net interest expense increased from $4,566 for the year ended December 31, 2001 to $54,165 for the year ended December 31, 2002. The increase in net interest expense reflects less interest earned on smaller cash balances, as well as increased interest payments on new capital leases that started in 2002.

        Net Loss.    Our net loss decreased from $2,802,633 for the year ended December 31, 2001 to $2,186,627 for the year ended December 31, 2002. Our net loss decreased due to the approximately 220% increase in gross profit which the company generated for the year ended December 31, 2002, while our operating expenses only increased approximately 25% for the year ended December 31, 2002. We expect our net loss to decrease substantially in the first half of 2003 compared to 2002 as our revenue base expands, fixed costs remain relatively constant, personnel expense increases slower than revenue acceleration, and our unit cost of service decreases or remains flat.

Year ended December 31, 2001 Compared to Period from Inception (March 9, 2000) Through December 31, 2000

        Revenue.    Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware. Revenues were $1,521,253 for the year ended December 31, 2001, compared to $0 for the year ended December 31, 2000. This increase reflects the fact that we did not begin generating any revenues until March 2001 with the acquisition of SiteStream Incorporated.

        Cost of Revenue.    Cost of revenue consists primarily of access charges from the local exchange carrier, Internet backbone and transport costs and depreciation of network equipment, hardware costs and license fees. Cost of revenue was $904,313 for the year ended December 31, 2001, compared to $0 for the year ended December 31, 2000. This increase reflects the fact that we did not begin generating any revenues until March 2001 with the acquisition of SiteStream Incorporated.

        Research and Development.    Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased from $164,858 for the year ended December 31, 2000, to $274,232 for the year ended December 31, 2001. The increase in expense reflects the acceleration in our development of the MediaConsole® and our product offering.

        Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales & marketing expense increased from $284,163 for the year ended December 31, 2000 to $1,379,224 for the year ended December 31, 2001. This increase reflects the increased expense to market and develop our brand, the expansion of our sales force and customer support team as well as commission paid on new sales in 2001.

        General and Administrative.    General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $596,551 for the year ended December 31, 2000 to $1,679,404 for the year ended December 31, 2001. This increase reflects the additional administrative personnel needed to support the increased operations during 2001.

        Net Interest Income (Expense).    Net interest income decreased from $94,089 for the year ended December 31, 2000 to net interest expense of $4,566 for the year ended December 31, 2001. The decrease in net interest income reflects less interest earned on smaller cash balances, as well as increased interest payments on new capital leases that started in 2001, as well as the addition of the leases from SiteStream.

        Net Loss.    Our net loss increased from $952,283 for the year ended December 31, 2000 to $2,802,633 for the year ended December 31, 2001. Our net loss increased due to increased development of our product offering, the significant ramp up in our operations needed to support our new customer base and the increased administrative expense needed to support the entire company.

Liquidity and Capital Resources

        On January 22, 2002, the Securities and Exchange Commission issued FR-61, Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth certain views of the Commission regarding disclosure that should be considered by registrants. Disclosure matters addressed by the release are liquidity and capital resources including off-balance sheet arrangements, certain trading activities that include non-exchange traded contracts accounted for at fair value, and effects of transactions with related and certain other parties.

        The following table discloses aggregate information about our contractual obligations including long-term debt, operating and capital lease payments, office lease payments and contractual service agreements, and the periods in which payments are due as of December 31, 2002:

Contractual Obligations	Total	Less than 1 Year (2003)	1-3 Years (2004-2005)	4-5 Years (2006-2007)	After 5 Years (After 01/01/08)
Operating leases	$75,043	$71,397	$3,646	$—	$—
Capital leases	365,823	219,946	145,877	—	—
Office lease*	459,788	147,918	217,000	94,870	—
Contractual service agreements	2,204,657	1,174,517	1,030,140	—	—

Total Contractual cash obligations	$3,105,311	$1,613,778	$1,396,663	$94,870	$—

*
Does not include the office lease related to the Los Angeles data center that we assumed on or about January 15, 2003, under which our base lease payments are presently approximately $364,694 per annum.

        As of December 31, 2002, the Company had $237,511 in cash and cash equivalents. This represents an increase of $103,315 compared to December 31, 2001. Cash used during the year ended December 31, 2002 includes approximately $1,436,278 used in operations as well as $18,798 used in investing activities. Sources of cash for the Company during the year ended December 31, 2002 included a net amount of $1,558,391 from financing activities. Of the $1,558,391 of net cash provided by financing activities, $1,614,806 represents cash received as a result of the VitalStream merger, $409,000 represents cash received from initial Convertible Promissory Notes funded by Dolphin on November 26, 2002 and $117,680 represents cash received from the exercise of some of the outstanding stock options. The $583,095 difference between the $2,141,486 of cash received in connection with financing activities and the $1,558,391 of cash provided by financing activities represents payments on capital leases, payments on notes payable, and payments of costs associated with the issuance of stock in the VitalStream merger.

        On January 15, 2003, the Company entered into the Amended Note Purchase Agreement with respect to the issuance of $1.1 million in Convertible Promissory Notes to Dolphin. On November 1, 2002, the Company had entered into an initial Convertible Note and Warrant Purchase Agreement with Dolphin, and, as described above, the first $409,000 of the aggregate $1.1 million in Convertible Promissory Notes was funded pursuant to such agreement on November 26, 2002. On January 16, 2003, the Company received the purchase price for, and issued, the remaining $691,000 in Convertible Promissory Notes. The proceeds received on January 16, 2003 were used, in part, to pay the $200,000 cash portion of the purchase price under the Amended Epoch Purchase Agreement and related transaction expenses.

        As of March 24, 2003, the Company has approximately $470,820 in cash and cash equivalents. In addition to our ordinary operating expenses, we anticipate making capital expenditures between $250,000 and $500,000 during the remainder of calendar 2003, generally for data center equipment, customer servers, improved internal systems and related software.

        Except as described below, we expect that the cash we have on hand, together with recurring operating revenues and funds obtained through capital lease financing arrangements will be sufficient to meet our current and future obligations until the time that the Company can sustain itself on its own internally-generated cash flow. If we are unable to obtain accounts receivable financing or lease financing at a reasonable cost, or at all, we may need to raise capital through the issuance of debt or equity securities, which could be expensive or dilutive if obtainable. Alternatively, we could make some short-term limited cuts in our expense model to the point where we would be break-even from an operating cash flow perspective. By making these cuts we would be able to continue operating the business; however, such actions may slow our growth and could have a material adverse effect on future operations and financial results.

        We hope to rapidly expand our operations during 2003, and we may seek to expand our operations through additional strategic acquisitions. If we engage in strategic acquisitions as planned, we expect that we would require additional financing in order to pay for the transaction costs of any mergers and/or acquisitions (e.g., legal, accounting, integration and working capital). We plan to generate such financing through the issuance of debt and/or equity securities. If we are unable to obtain such additional financing at a reasonable cost, or at all, we may have to forego acquisitions, which would force us to rely exclusively on organically generated growth.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of this prospectus, and you should review that information in order to understand the nature of any investment by you in our common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the document(s) listed below:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003.

        We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing document(s) (other than exhibits to such documents which are not specifically incorporated by reference in such documents). If you would like a copy of any of these documents, please write or call us at:

VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
Attn: Chief Financial Officer
Telephone: (949) 743-2000.

        You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

ADDITIONAL INFORMATION DELIVERED WITH THIS PROSPECTUS

        If delivered after May 15, 2003, this prospectus is being delivered with a copy of our most recently filed Quarterly Report on Form 10-Q. The Quarterly Report includes, among other information, interim financial statements for the period of the Quarterly Report and management's discussion and analysis of such financial information. We recommend that you carefully review the Quarterly Report as part of your review of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

INDEX TO FINANCIAL STATEMENTS

Page
1.	VitalStream Holdings, Inc. and Subsidiaries
	Independent Auditors' Report	F-1
	Consolidated Balance Sheets as of December 31, 2001 and 2002	F-2
	Consolidated Statements of Operations for the periods from inception (March 9, 2000) through December 31, 2000 and years ended December 31, 2001 and 2002	F-3
	Consolidated Statements of Shareholders' Equity for the periods from inception (March 9, 2000) through December 31, 2000 and years ended December 31, 2001 and 2002	F-4
	Consolidated Statements of Cash Flows for the periods from inception (March 9, 2000) through December 31, 2000 and years ended December 31, 2001 and 2002	F-5
	Notes to Consolidated Financial Statements, December 31, 2000, 2001 and 2002	F-6
2.	Hosting Business of Epoch Networks, Inc. and its Wholly-Owned Subsidiary Epoch Hosting, Inc.
	Independent Auditors' Report	F-23
	Consolidated Balance Sheets as of September 30, 2002 and December 31, 2001	F-24
	Consolidated Statements of Operations for the nine-month period ended September 30, 2002 and the one-year period ended December 31, 2001	F-25
	Consolidated Statements of Cash Flows for the for the nine-month period ended September 30, 2002 and the one-year period ended December 31, 2001	F-26
	Notes to Consolidated Financial Statements, September 30, 2002 and December 31, 2001	F-27
3.	Unaudited Pro Forma Financial Statements re Epoch Acquisition
	Background Information Regarding Pro Forma Financial Statements	F-33
	Pro Forma Combined Balance Sheet as of September 30, 2002 (Unaudited)	F-34
	Notes to Pro Forma Combined Balance Sheet (Unaudited)	F-35
	Pro Forma Combined Statement of Operations for Nine Months Ended September 30, 2002 (Unaudited)	F-36
	Notes to Pro Forma Combined Statement of Operations (Unaudited)	F-37

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

The Board of Directors
VitalStream Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of VitalStream Holdings, Inc, and subsidiaries, as of December 31, 2001 and 2002, and the consolidated statements of operations, shareholders' equity and cash flows for the period from inception (March 9, 2000) through December 31, 2000 and years ended December 31, 2001 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VitalStream Holdings, Inc. and subsidiaries at December 31, 2001 and 2002, and the results of its operations and its cash flows for the period from inception (March 9, 2000) through December 31, 2000 and years ended December 31, 2001 and 2002 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, negative cash flows from operations and has a net working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 7, 2003

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2002

	December 31, 2001	December 31, 2002
ASSETS
Current assets:
Cash	$134,196	$237,511
Accounts receivable, net of allowance for doubtful accounts of $38,206 and $40,258 at December 31, 2001 and 2002, respectively, Notes 1 and 9	181,740	397,284
Prepaid expenses	104,182	158,363
Other current assets	22,622	69,746

Total current assets	442,740	862,904

Fixed assets, net, Note 2	915,415	809,060

Goodwill	961,900	961,900
Loan costs, Note 3	—	92,969
Deposit for Epoch assets, Note 13	—	101,653
Other assets	76,466	37,633

TOTAL ASSETS	$2,396,521	$2,866,119

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$445,770	$794,180
Accrued compensation	162,689	134,180
Deferred compensation	51,230	—
Note payable to officer, Note 10	64,753	—
Current portion of capital lease obligations	163,425	197,871
Accrued expenses	75,996	302,085

Total current liabilities	963,863	1,428,316

Capital lease obligations, Note 5	83,085	139,839
Notes Payable, Note 3	—	409,000
Long-term liabilities	20,000	—

	103,085	548,839

Commitments and Contingencies, Note 5
Shareholders' equity, Notes 6, 7 and 8
Common stock, par value $0.001; authorized shares, 290,000,000; issued and outstanding shares, 14,799,462 and 24,488,933 at December 31, 2001 and 2002, respectively	14,799	24,489
Additional paid-in capital	5,069,690	6,806,018
Accumulated deficit	(3,754,916)	(5,941,543)

Total Shareholders' equity	1,329,573	888,964

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$2,396,521	$2,866,119

See independent auditors' report and notes to financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH

DECEMBER 31, 2000 AND YEARS ENDED DECEMBER 31, 2001 AND 2002

	Inception (Mar. 9, 2000) through Dec. 31, 2000	Year ending Dec 31, 2001	Year ending Dec 31, 2002
Revenue, Notes 1 and 9	$—	$1,521,253	$3,786,980
Cost of revenue	—	904,313	1,843,186

Gross Profit	—	616,940	1,943,794
Research & development	164,858	274,232	271,604
Sales & marketing	284,163	1,379,224	1,591,522
General & administrative	596,551	1,679,404	2,326,835

Operating Loss	(1,045,572)	(2,715,920)	(2,246,167)
Other income (expense):
Interest income (expense)	94,089	(4,566)	(54,165)
Income tax expense	(800)	(1,600)	(1,600)
Loss on disposal of fixed assets	—	(112,600)	(11,327)
Other income (expense)	—	32,053	126,632

Net other income (expense)	93,289	(86,713)	59,540

Net Loss	$(952,283)	$(2,802,633)	$(2,186,627)

Basic and diluted net loss per common share, Note 1	$(0.09)	$(0.21)	$(0.10)

Shares used in computing basic and diluted net loss per common share, Note 1	10,044,345	13,442,646	21,412,557

See independent auditors' report and notes to financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2000 AND

YEARS ENDED DECEMBER 31, 2001 AND 2002

	Common stock
			Additional paid-in Capital	Deferred Compensation	Accumulated deficit
	Shares	Amount				Total
Balance at inception, March 9, 2000	—	$—	$—	$—	$—	$—
Issuance of common stock for cash	5,815,440	5,815	74,185	—	—	80,000
Issuance of common stock as a restricted stock grant	48,463	48	618	—	—	666
Issuance of series A preferred stock for cash (subsequently converted to common stock)	3,876,965	3,877	1,996,125	—	—	2,000,002
Issuance of series B preferred stock for cash (subsequently converted to common stock)	1,692,612	1,693	1,847,087	—	—	1,848,780
Net loss, December 31, 2000	—	—	—	—	(952,283)	(952,283)

Balance at December 31, 2000	11,433,480	$11,433	$3,918,015	$—	$(952,283)	$2,977,165
Issuance of common stock related to SiteStream acquisition	2,108,393	2,108	287,933	—	—	290,041
Issuance of series C preferred stock, for cash (subsequently converted to common stock)	1,257,589	1,258	863,742	—	—	865,000
Net loss, December 31, 2001	—	—	—	—	(2,802,633)	(2,802,633)

Balance at December 31, 2001	14,799,462	$14,799	$5,069,690	$—	$(3,754,916)	$1,329,573
Issuance of common stock to an officer as a restricted stock grant	363,465	363	149,637	(150,000)	—	—
Amortization of deferred compensation	—	—	—	150,000	—	150,000
Issuance of common stock upon conversion of note payable	135,682	136	49,864			50,000
Issuance of common stock to two employees as a bonus	65,557	66	22,480	—	—	22,546
Issuance of common stock upon exercise of stock options	470,720	471	117,209	—	—	117,680
Issuance of common stock as partial payment of loan costs	31,846	32	8,301	—	—	8,333
Issuance of warrants to purchase shares of common stock, as loan costs	—	—	42,136	—	—	42,136
Recapitalization of common equity	8,622,201	8,622	1,346,701	—		1,355,323
Net Loss, December 31, 2002	—	—		—	(2,186,627)	(2,186,627)

Balance at December 31, 2002	24,488,933	$24,489	$6,806,018	$—	$(5,941,543)	$888,964

See independent auditors' report and notes to financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH

DECEMBER 31, 2000 AND YEARS ENDED DECEMBER 31, 2001 AND 2002

	Inception (Mar. 9, 2000) through Dec. 31, 2000	Year ending Dec 31, 2001	Year ending Dec 31, 2002
OPERATING ACTIVITIES
NET LOSS	$(952,283)	$(2,802,633)	$(2,186,627)
Adjustments to net loss:
Depreciation/amortization	24,509	367,279	638,567
Loss on disposal of fixed assets	—	112,600	11,327
Changes in operating assets & liabilities
Accounts receivable (net)	—	48,557	(224,285)
Prepaid expenses	(17,379)	(86,803)	(41,199)
Other assets	(104,915)	15,642	(36,607)
Accounts payable	205,152	7,506	359,357
Accrued compensation	24,169	102,897	(28,509)
Deferred compensation	—	51,230	(51,230)
Accrued expenses	44,750	6,618	122,928

TOTAL CASH USED IN OPERATIONS	(775,997)	(2,177,107)	(1,436,278)

INVESTING ACTIVITIES
Redemption of certificate of deposit	—	60,709	—
Cash obtained from purchase of SiteStream	—	39,068	—
Additions to property & equipment	(518,426)	(210,943)	(26,892)
Proceeds from sale of equipment	—	—	8,094
Payments on purchase of SiteStream	(343,567)	(485,673)	—

NET CASH USED IN INVESTING ACTIVITIES	(861,993)	(596,839)	(18,798)

FINANCING ACTIVITIES
Payments on notes payable	—	(97,814)	(20,000)
Payments on notes payable to officer	—	—	(12,550)
Payments on capital leases	(27,278)	(122,558)	(282,032)
Proceeds from note payable	—	—	409,000
Advances from Sensar Corp.	—	—	500,000
Proceeds from recapitalization	—	—	1,114,806
Proceeds from exercise of stock options	—	—	117,680
Proceeds from issuance of preferred stock	3,848,782	865,000	—
Proceeds from issuance of common stock	80,000	—	—
Payment of costs associated with the issuance of stock	—	—	(268,513)

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,901,504	644,628	1,558,391

NET INCREASE (DECREASE) IN CASH	2,263,514	(2,129,318)	103,315
Cash at the beginning of the period	—	2,263,514	134,196

Cash at the end of the period	$2,263,514	$134,196	$237,511

Supplementary disclosure of cash paid during the period for:
Interest	$—	$40,148	$58,301
Income taxes	$800	$1,600	$1,600
Equipment acquired under capital leases	$99,861	$180,618	$373,232

See independent auditors' report and notes to financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 and 2002

(See independent auditors' report)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

        VitalStream Holdings, Inc. ("VHI"), formerly known as Sensar Corporation, (together with its subsidiaries, the "Company"), is a streaming media and managed services company that offers a broad range of business-to-business Internet products and services, including live webcasting, audio and video streaming, media hosting, network design, payment processing, encoding (via third-party resellers) and consulting services.

        VHI historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VHI sold substantially all of its assets relating to its prior operations. On February 13, 2002 VHI entered into an Agreement and Plan of Merger (the "VitalStream Merger Agreement") with VitalStream, Inc. ("VitalStream") regarding the merger of VitalStream with a wholly-owned subsidiary of VHI (the "VitalStream Merger"). The VitalStream Merger, in which the wholly-owned subsidiary of VHI merged with and into VitalStream, (resulting in VitalStream becoming a wholly-owned subsidiary of VHI), was consummated on April 23, 2002.

        Although from a legal perspective, VHI acquired VitalStream in the VitalStream Merger, the VitalStream Merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VHI. This is because VHI did not have operations immediately prior to the merger, and following the VitalStream Merger, VitalStream was the operating company. See Note 6.

        VitalStream was incorporated in Delaware in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. In September 2000, VitalStream entered into an agreement to acquire SiteStream, Incorporated ("SiteStream"). SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had failed to achieve profitability; however, it had developed a substantial customer base for its hosting business and had garnered technical expertise in audio and video streaming. VitalStream and SiteStream began integrating their operations in November 2000 and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

Going Concern

        The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's losses, negative cash flows from operations and the working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, profitability of future operations and additional cash infusion.

        As discussed in Notes 3 and 13, the Company entered into an asset purchase agreement, pursuant to which the Company acquired the assets of the hosting business of Epoch Networks, Inc. and Epoch Hosting, Inc. (Epoch Networks, Inc. and Epoch Hosting, Inc., collectively, "Epoch") in January 2003.

Management believes that this transaction should provide a substantial increase in revenue, as well as a positive effect in its net results. The Company also entered into a finance agreement with Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. (collectively, "Dolphin"), under which Dolphin provided $1.1 million in financing to the Company in January 2003. The Company received $409,000 of the $1.1 million in financing from Dolphin prior to December 31, 2002. Management believes that the transaction with Epoch and the investment from Dolphin will generate the additional cash required to fund the Company's operations and allow it to meet its obligations.

Principle of Consolidation

        The consolidated financial statements include the accounts of VHI and its wholly-owned subsidiaries, VitalStream, Inc. and SiteStream Incorporated. The Company also has other subsidiaries that were inactive in 2000, 2001 and 2002. The term "Company" used herein means VitalStream Holdings, Inc and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated. Subsequent to December 31, 2002, SiteStream was merged into VitalStream, Inc.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, deferred tax asset valuation allowance and useful lives for depreciable and amortizable assets. Actual results could differ from those estimates.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Concentration of Business and Credit Risk

        The Company markets its services to companies and individuals in many industries and geographic locations throughout the United States. The Company's operations are subject to rapid technological advancement and competition in the industry.

        Accounts receivable represent financial instruments with potential credit risk. The Company sometimes offers its customers credit terms. The Company makes periodic evaluations of the creditworthiness of its customers and in nearly all cases retains physical possession of the customer's equipment as collateral in the event of non-payment. Small business customers to whom the Company provides services are normally billed through a direct credit card charge. In the event of non-payment or default, the Company has the ability to terminate services.

Property & Equipment

        Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the remaining lease term at the date of installation.

Fair Value of Financial Instruments

        The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of December 31, 2001 and 2002, the Company's capital lease obligations and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Revenue Recognition

        Revenue consists primarily of fees for streaming media services, web hosting and managed services. Streaming media service fees, which are typically usage-based, are recognized as the service is provided.

Web hosting and managed services fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided.

Research and Development

        Research and development costs are expensed as incurred.

Cost of Revenue

        Cost of revenue includes the direct costs of operating the Company's network, including telecommunications charges and depreciation on the Company's data center equipment.

Net Loss Per Share

        Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Options to purchase shares of the Company's stock under its stock option plans and warrants may have a dilutive effect on the Company's earnings per share in the future but are not included in the calculation for 2000, 2001, and 2002 because they have an antidilutive effect in these periods. As stated in note 7, the weighted average number of shares for 2000 and 2001 has been restated to reflect the recapitalization transaction that occurred in 2002.

Advertising Costs

        Advertising and promotional materials are expensed when incurred. Total advertising costs were $66,624, $146,414, and $204,451 for the period from inception through December 31, 2000 and the years ended December 31, 2001 and 2002, respectively.

Stock-Based Compensation

        The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation.

Income Taxes

        The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the portion of tax benefits that are more likely than not, not to be realized based on available evidence.

New Accounting Standards

        The Financial Accounting Standards Board has adopted FAS No. 142 "Goodwill and Other Intangible Assets", which was effective starting for the year ended December 31, 2002. Under this new pronouncement, Goodwill shall no longer be amortized, but shall be tested annually for impairment. An impairment loss, if any, shall then be recognized as an expense of the period.

2.    PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	December 31,
	2001	2002
Computers and office equipment	$374,671	$518,577
Data center equipment	540,271	765,653
Furniture and fixtures	110,966	110,966
Leasehold improvements	256,630	256,630

	1,282,538	1,651,826
Less accumulated depreciation and amortization	367,123	842,766

	$915,415	$809,060

3.    NOTES PAYABLE

        Pursuant to an Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003 (the "Amended and Restated Note Purchase Agreement") (see Note 13), Dolphin committed to invest $1.1 million in VHI in exchange for $1.1 million in Convertible Promissory Notes (the "Dolphin Notes"), and was granted a warrant to purchase 766,105 shares of VHI common stock at an exercise price of $0.34 per share. The proceeds of the notes will be used, in part, to pay the $200,000 cash portion of the purchase price under the Amended Epoch Purchase Agreement, and related transaction expenses.

        The Dolphin Notes bear interest at the rate of 10% per annum, require quarterly payment of accrued interest and are due and payable in full on the third anniversary of the issue date. The Dolphin Notes are convertible into a number of shares of common stock of VHI constituting 13.2% of the outstanding shares of common stock of VHI on the closing date of the Epoch acquisition following the consummation of the Epoch acquisition (4,256,141 shares), subject to adjustment to avoid dilution from shares of common stock of VHI that may be issued to the former VitalStream shareholders under the contingent share provisions of the VitalStream Merger Agreement and that may be issued to Epoch pursuant to the Amended and Restated Asset Purchase Agreement dated January 15, 2003 (the "Amended Epoch Purchase Agreement") among VHI, VitalStream Broadcasting Corporation, a wholly-owned subsidiary of VHI ("VitalStream Broadcasting") and Epoch. In addition, VHI shall pay Dolphin a financing fee payable in shares of VHI common stock valued at $25,000, a warrant to purchase 766,105 shares of the company's common stock at an exercise price of $0.34 per share (valued at $42,136) and $42,500 in cash.

        At December 31, 2002, the balance of this note was $409,000, which represents wire transfers for $366,500 received in November 2002, and the $42,500 cash for loan costs discussed above. Only one-third of the shares for financing fees were issued in 2002, as only one-third of the loan proceeds was received in 2002. A total of $92,969 was capitalized as loan costs at December 31, 2002, which represents the $42,500 of loan costs, the warrants valued at $42,136, and one-third of the shares to be issued ($8,333). These loan costs are amortized over three years.

4.    INCOME TAXES

        The primary difference between the Company's effective income tax rate and the statutory federal rate for the year ended December 31, 2002, relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of their realization. The Company recorded a valuation allowance for 100% of its deferred tax benefit, which is mainly comprised of its loss carryforwards.

        At December 31, 2002, the Company has available for federal and state income tax purposes, net operating loss carryforwards of approximately $6,800,000, which begin to expire in 2008. Because of statutory "ownership changes", the amount of net operating losses which may be utilized in future years are subject to significant limitations.

        A reconciliation of income tax expense that would result from applying the domestic Federal statutory rate to pre-tax income from continuing operations, with income tax expense presented in the financial statements is as follows:

	2000	2001	2002
Income tax at the Federal statutory rate (34%)	$(325,000)	$(950,000)	$(730,000)
State franchise tax at 8.84%	(85,000)	(250,000)	(190,000)
Rebate for franchise tax	30,000	85,000	65,000
Valuation allowance	380,800	1,116,600	856,600

	$800	$1,600	$1,600

5.    COMMITMENTS AND CONTINGENCIES

Lease Commitments

        The Company leases facilities and equipment under various lease arrangements. The lease terms range from month-to-month to three years. In December 2000, the Company entered into a three-year lease agreement for its corporate facilities located in Irvine, California. Payments for the lease total $13,028 per month through November 2003. Additionally, the Company is required to pay its pro rata share of all taxes, building maintenance costs and insurance. On November 1, 2002, the Company signed an amendment to the lease, extending the term to October 31, 2006. Annual base rental lease payments under the amendment are as follows:

November 1, 2003—October 31, 2004	$105,828
November 1, 2004—October 31, 2005	$109,836
November 1, 2005—October 31, 2006	$113,844

        In connection with the acquisition of the hosting and colocation assets of Epoch (see Note 13), the Company assumed a sublease for 16,577 rentable square-feet in Los Angeles, California. The sublease expires on February 27, 2009. Annual base rental payments for this facility are approximately $364,694.

        Operating lease expense was $13,028, $172,623, and $215,606 for the period from inception through December 31, 2000, and years ended December 31, 2001 and 2002, respectively. Assets capitalized under capital leases totaled $476,906 and $573,464 at December 31, 2001 and 2002, respectively. Amortization of assets capitalized under capital leases is included in depreciation and amortization expense.

        Future minimum annual lease payments under noncancelable lease arrangements at December 31, 2002 (which exclude payments due under the assumed operating lease—See Note 13) are as follows:

Calendar Year	Capital leases	Operating leases	Rent
2003	$219,946	$71,399	$147,918
2004	106,252	2,392	106,496
2005	39,626	1,252	110,504
2006	—	—	94,870
2007	—	—	—

Totals	$365,824	$75,043	$459,788
Less interest	(28,114)

	337,710
Less current position	(197,871)

Due after 1 year	$139,839

Employment Agreements

        The Company has employment agreements with five (5) of its executives, which provide for minimum aggregate annual base salaries of $600,000 annually. The employment agreements for three (3) of the executives provide for bonuses to be paid, based upon achieving targets that are approved by the Company's board of directors. While each respective executive's employment is terminable at will by the Company, severance payments are provided for in case of termination without cause, as is defined in the employment agreements.

Legal Matters

        The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management, that such litigation and claims will be resolved without a material effect on the Company's financial position.

6.    RECAPITALIZATION

        On April 23, 2002, VHI and VitalStream Operating Corporation, a wholly-owned subsidiary of VHI ("Merger Sub"), consummated the VitalStream Merger, pursuant to which Merger Sub was merged with an into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VHI. This transaction was recorded as a recapitalization. Prior to the VitalStream Merger, VHI was not an operating company, and its assets consisted principally of cash of approximately $1,100,000 and a note receivable from VitalStream of $500,000. Under the terms of the VitalStream Merger, VHI issued 15,228,521 shares of VHI common stock to the former shareholders of VitalStream in exchange for all the outstanding shares of VitalStream. In addition, the approximately 80 former VitalStream shareholders also have the right to receive contingent consideration up to an additional 13,000,282 common shares of VHI. The contingent merger consideration consists of the following:

  •
  a number of shares of VHI common stock, up to a maximum of 8,789,907, equal to the product of (a) 3.33 multiplied by, (b) .8789907 multiplied by, (c) the highest net revenue of VHI for any calendar quarter between the closing of the VitalStream Merger and September 30, 2003; such highest net revenue is deemed to be zero if it is less than $2,000,000;

  •
  a number of shares of VHI common stock, up to a maximum of 1,318,488, equal to the product of (a) 3 multiplied by (b) .8789907 multiplied by, (c) the amount by which $500,000 exceeds the fair market value of the cash or other property received by VHI upon any disposition(s) of VHI's equity interest in Nex2, Inc. that occur on or before the one-year anniversary of the closing of the VitalStream Merger;

  •
  a number of shares of VHI common stock, up to a maximum of 1,133,905, equal to the product of (a) 3 multiplied by (b) .8789907 multiplied by, (c) the amount by which $430,000 exceeds the proceeds VHI receives from the exercise, on or before the one-year anniversary of the closing of the VitalStream Merger, of the 1,240,000 options to purchase VHI common stock outstanding and vested as of February 13, 2002. If all such options are exercised, VHI would receive $460,000 in proceeds; and

  •
  exactly 1,757,981 shares of VHI common stock if the highest net revenue of VHI for any calendar quarter between that ending June 30, 2002 and that ending March 31, 2003 equals or exceeds $1,000,000. In December, 2002 these shares were issued to the former VitalStream shareholders as the revenue for the third quarter of 2002 exceeded $1,000,000.

In addition, options and warrants to purchase VitalStream common stock that were outstanding when the VitalStream Merger closed were automatically converted into options and warrants to purchase VHI common stock. The replacement options and warrants have the same vesting terms, expiration date and aggregate exercise price as the options or warrants being replaced. The replacement options and warrants will permit the holder to purchase a number of shares of VHI common stock equal to the number of shares of VHI common stock the holder would have received in the VitalStream Merger had the holder exercised the option in full, immediately prior to the VitalStream Merger. Because of the contingent consideration described above, the number of shares of VHI common stock into which a share of VitalStream common stock converts in the VitalStream Merger cannot be determined until after the third quarter of 2003. Nonetheless, the number of shares of VHI common stock subject to the replacement options and warrants will be between 2,096,479 and 3,886,197 shares of VHI common stock. The contingent merger consideration will be recorded as the contingencies are met, at no value, as the transaction was recorded as a recapitalization, thus no goodwill was recognized.

7.    SHAREHOLDERS' EQUITY

        In April 2000 VitalStream received $2,000,002 from the sale of 5,333,340 shares of Series A convertible preferred stock ("Series A Preferred Stock") in a private placement to a group of investors. Such shares of Series A Preferred Stock converted into an aggregate of 3,876,965 shares of VHI common stock in the VitalStream Merger.

        In August 2000 VitalStream received $1,848,780 from the sale of 225,461 shares of Series B convertible preferred stock ("Series B Preferred Stock") in a private placement to a group of investors. Such shares of Series B Preferred Stock converted into an aggregate of 1,692,612 shares of VHI common stock in the VitalStream Merger.

        In September 2001 VitalStream received $865,000 from the sale of 1,730,000 shares of Series C convertible preferred stock ("Series C Preferred Stock") in a private placement to a group of investors. Such shares of Series C Preferred Stock converted into an aggregate of 1,257,589 shares of VHI common stock in the VitalStream Merger.

        The shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have been retroactively restated to present the number of shares outstanding after the VitalStream Merger.

        The number of shares of common stock of VitalStream was also retroactively restated to present the number of shares after their conversion into VHI common stock in the VitalStream Merger. For all such restatements, we used the conversion rate of .72693 shares of VHI common stock for every share of VitalStream common stock.

        At December 31, 2002, 21,790,209 shares of the VHI's common stock were reserved for issuance as follows:

Convertible Notes	1,582,511
Contingent VitalStream Merger consideration (shares)	11,242,301
Contingent VitalStream Merger consideration (options/warrants)	1,410,311
Warrants currently issued and outstanding	2,641,105
Options currently issued and outstanding	4,913,981

Total	21,790,209

8.    STOCK OPTIONS, WARRANTS AND STOCK GRANTS

        VitalStream had a stock option/stock issuance plan (the "VitalStream Stock Option Plan") that provided for the granting of incentive stock options, non-statutory stock options or shares of common stock directly to certain key employees, members of the Board of Directors, consultants and independent contractors according to the terms of the plan. All options by VitalStream up to April 23, 2002 were issued under the VitalStream Stock Option Plan. Stock grants made under the VitalStream Stock Option Plan amounted to 0, 0 and 500,000 VitalStream shares (363,465 VHI shares) in 2000, 2001 and 2002, respectively. This VitalStream Stock Option Plan provided for issuance of options to purchase common stock of the Company at 100% of the fair market value at the time of grant with vesting generally over a three-year period. Options under the VitalStream Stock Option Plan were issued solely to employees and consultants of the Company. In May 2001, the board of directors, with shareholder approval, increased the amount of shares available for grant by 2,000,000, taking the total amount available to 4,000,000.

        On April 23, 2002, in connection with the VitalStream Merger, stock options granted under the VitalStream Stock Option Plan were converted into options granted under the VHI 2001 Stock Incentive Plan (Amended and Restated) (the "VHI Stock Option Plan"). The VitalStream stock options were converted at the same conversion rate as the shares of common stock, .72693 shares of VHI common stock for every share of VitalStream, subject to adjustment to up to 1.3747 if all contingent consideration is issued. The terms of the replacement options issued under the VHI Stock Option Plan are the same as the options issued under the VitalStream Stock Option Plan in all material respects. The number of stock options disclosed below in the summary of stock option activity has been restated to reflect the conversion of VitalStream options into VHI options. Prior to the VitalStream Merger, there were 2,690,000 options to purchase VHI common stock outstanding under the VHI Stock Option Plan held by the present and former VHI officers and directors. Such options remained outstanding following the VitalStream Merger (and because the VitalStream Merger is treated as a recapitalization of VitalStream for accounting purposes, such options are treated as having been assumed by VitalStream in the VitalStream Merger in these financial statements). Such options were fully vested at December 31, 2002 and expire between April 2003 and May 2004.

Stock-Based Compensation

        SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement.

        The fair value of options granted by the Company have been estimated at $0, $0 and $40,000, at the date of grant, for the period from inception through December 31, 2000, and for the years ended December 31, 2001 and 2002, respectively, using the Black-Scholes valuation method with the following assumptions:

Risk free interest rate	3.87% to 5.16%
Stock volatility factor	30%
Weighted average expected option life	5 Years
Expected dividend yield	None

        No compensation expense was recorded for the periods from inception through December 31, 2000 and years ended December 31, 2001 and 2002. For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's compensation expense used in determining the pro forma information may not be indicative of such expense in future periods.

        The Company's pro forma information, amortizing the fair value of the stock options over their vesting period, is as follows:

	2000	2001	2002
Pro forma net loss	$(952,283)	$(2,802,633)	$(2,189,927)
Pro forma basic and diluted net loss per common share	$(0.09)	$(0.21)	$(0.10)

        A summary of the VHI stock option activity and related information follows (on next page):

	Inception (Mar. 9, 2000) through Dec. 31, 2000
	Options	Weighted average exercise prices
Outstanding-beginning of year	—	—
Granted	728,143	$0.56
Exercised	—	—
Forfeited	(363,465)	$0.52

Outstanding-end of period	364,678	$0.61

Exercisable at the end of period	—	—

Weighted average fair value of options granted during the year		$—

	Year ended Dec. 31, 2001
	Options	Weighted average exercise prices
Outstanding-beginning of year	364,678	$0.61
Granted	1,654,129	$0.59
Exercised	—	—
Forfeited	(39,254)	$1.13

Outstanding-end of period	1,979,553	$0.58

Exercisable at the end of period	274,368	$0.63

Weighted average fair value of options granted during the year		$—

	Year ended Dec. 31, 2002
	Options	Weighted average exercise price
Outstanding-beginning of year	1,979,553	$0.58
Granted	703,731	$0.45
Sensar options assumed	2,690,000	$0.31
Contingent options earned	208,512	—
Exercised	(470,720)	$0.25
Forfeited	(197,095)	$0.69

Outstanding-end of period	4,913,981	$0.41

Exercisable at the end of period	3,425,232	$0.39

Weighted average fair value of options granted during the year		$40,000

        The details of the VHI options outstanding as of December 31, 2002 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercisable prices	Number Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise price	Number Exercisable	Weighted Average Exercise price
$0.25 - $0.30	1,669,280	0.91	$0.27	1,669,280	$0.27
$0.37 - $0.52	2,852,513	3.45	$0.41	1,489,058	$0.42
$1.01	392,188	3.17	$1.01	257,894	$1.01

Total	4,913,981	2.56	$0.41	3,425,232	$0.39

Stock Warrants

        On April 23, 2002, VHI granted warrants to purchase shares of VHI's common stock as finders' fees as follows:

Number of shares	Exercise Price	Expiration date
1,000,000	$0.40 per share	October 23, 2003
637,500	$0.50 per share	October 23, 2003
212,500	$0.50 per share	October 23, 2003

        These warrants were related to the VitalStream Merger, which was accounted for as a recapitalization, and therefore, no value was assigned to these warrants. These warrants became exercisable on their grant date.

        On May 7, 2002, the Company granted to its investment banker, a warrant to purchase 25,000 shares of the Company's Common stock at an exercise price of $0.45 per share. The warrant became exercisable on the grant date, and expires on May 7, 2007. No value was assigned to this warrant.

        On November 26, 2002, the Company granted to Dolphin, a warrant to purchase 766,105 shares of the Company's Common stock at an exercise price of $0.34 per share. The warrant became exercisable on the grant date, and expires on November 26, 2005. A value of $42,136 was assigned to this warrant, and was recorded as deferred loan cost, which is amortized over the three year term of the loan.

9.    CONCENTRATIONS

        At December 31, 2002, the Company had a major customer who represented 18% of total revenue.

        Total accounts receivable from two customers accounted for approximately 52% of total accounts receivable at December 31, 2002.

10.  SITESTREAM PURCHASE

        In March 2001, the Company acquired SiteStream, which became a wholly-owned subsidiary of the Company. The total consideration given in the transaction was 2,900,407 shares of VitalStream common stock (2,108,393 shares of VHI common stock), $22,500 cash to two dissenting shareholders and $706,740 of note forgiveness. The Company recorded the acquisition under the purchase method of accounting. Goodwill of $986,565 was recorded on the Company's financial statements as a result of the transaction. The Company recorded $24,665 of amortization during the year ended December 31, 2001, before FAS No. 142 was adopted.

        In connection with that transaction, and under separate employment agreements with them, the Company issued, subsequent to December 31, 2001, to two former executive officers of SiteStream and now employees of the Company, a total of 90,184 shares of the VitalStream common stock. Of the 90,184 shares, 50,854 shares were issued on January 16, 2002 and 39,330 shares were issued on February 1, 2002 (for a total of 65,557 shares of VHI common stock).

11.  SENSAR/VITALSTREAM MERGER

        On April 23, 2002, VHI and Merger Sub consummated the VitalStream Merger with VitalStream, pursuant to which Merger Sub was merged with an into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VHI.

        As a result of the VitalStream Merger, all of the outstanding shares of VitalStream capital stock were converted into the right to receive an aggregate of 15,228,521 shares of VHI common stock, representing approximately 69% of the outstanding shares of VHI immediately following the Merger. In addition, the approximately 80 former VitalStream shareholders have the right to receive contingent consideration up to an additional 13,000,282 common shares of VHI (of which 1,757,981 shares were issued in December 2002), potentially increasing their aggregate ownership to approximately 80%.

        VHI assumed the VitalStream Stock Option Plan and all outstanding options and warrants to purchase VitalStream common stock. Such options and warrants together relate to 2,096,479 shares of VHI common stock, with the right to receive up to an additional 1,789,718 shares if certain financial performance and other thresholds are met (see Note 6).

12.  RELATED PARTY TRANSACTIONS

        In August 2000, the father of one of the Company's officers and directors was granted options to purchase 33,334 shares of VitalStream common stock (24,232 shares of VHI common stock) at $0.82 per share ($1.13 per share converted) in exchange for advisory services provided to the Company.

        Lyme Investments, LLC, which is controlled by a director of the Company, purchased 66,668 shares of VitalStream's Series A Preferred Stock (48,463 shares of VHI common stock) in April 2000. All Series A Preferred Stock was purchased at the offering price of $0.375 per share. In June 2000, a director, was granted 66,668 shares of VitalStream common stock (48,463 shares of VHI common stock). These shares are subject to a restricted stock agreement, which provides that the shares are partially forfeitable if the director ceases to serve the Company as a consultant or director in the three-year period following the grant of such shares to him.

        During 2001, the Company entered into three separate leases totaling approximately $80,000 in principal, in which the payments are personally guaranteed by two of the Company's officers and directors. During 2002, the Company entered into six separate leases totaling approximately $252,000 in principal, in which the payments are personally guaranteed by two of the Company's officers and directors.

        In September 2001, three of the company's officers (two of whom are also directors) and a director, purchased shares of the Company's Series C Preferred Stock in the Company's private placement. Shares were purchased at the offering price.

        When the Company acquired SiteStream Incorporated in March 2001, it assumed loans payable to two of SiteStream's officers, totaling $110,384. The Company repaid $45,631 during 2001, and the balance of $64,753 during 2002. These loans bore interest at 4.86%.

        On November 1, 2001, the Company granted to three of its executive officers options to purchase 1,500,000 shares of VitalStream common stock (1,090,395 shares of VHI common stock), at an exercise price of $0.30 per share ($0.41 per share converted).

        During 2002, two of VHI's former directors and executive officers exercised options to purchase 470,720 shares of VHI common stock, at an exercise price of $0.25 per share.

        In January 2002 and February 2002, VitalStream issued to two of its executive officers a total of 90,184 shares of VitalStream common stock as a bonus (65,557shares of VHI common stock).

        On January 1, 2002, VitalStream granted to one of its executive officers 500,000 shares of its common stock (363,465 shares of VHI common stock).

        In May 2002, a note payable for $50,000 to one of the Company's officers was purchased by an employee of the Company. Immediately after the purchase, the note was then converted into VHI common stock at a price of $0.37 per share.

        On May 10, 2002, the Company granted to two if its executive officers and one if its directors, options to purchase 115,000 shares of its common stock at an exercise price of $0.47 per share.

        On September 9, 2002, the Company granted to one if its directors, an option to purchase 50,000 shares of its common stock at an exercise price of $0.52 per share.

        On October 10, 2002, the Company granted to one of its executive officers an option to purchase 250,000 shares of its common stock at an exercise price of $0.40 per share.

        In addition, upon closing of the VitalStream Merger, consulting agreements between VHI and each of Steven Strasser, the former Chief Executive Officer of VHI, and Andrew Bebbington, the former Chief Operating Officer of VHI, became effective. Under such consulting agreements, each of the two individuals terminated his employment agreement with VHI, including all severance rights arising under such employment agreement, and agreed to provide consulting services to VHI. Mr. Strasser received a consulting fee of $8,000 per month through December 31, 2002, and Mr. Bebbington received a consulting fee of $12,000 per month through December 31, 2002.

13.  SUBSEQUENT EVENTS

Epoch Acquisition

        On November 1, 2002, VHI and VitalStream Broadcasting signed an Asset Purchase Agreement (the "Initial Asset Purchase Agreement") under which VHI would acquire the hosting assets of Epoch. The terms of the transaction contemplated by the Asset Purchase Agreement were then subsequently amended and restated pursuant to the Amended Epoch Purchase Agreement on January 15, 2003. The primary purpose of amending the Initial Asset Purchase Agreement was to reduce the consideration to be paid by VHI for the hosting assets of Epoch from $250,000 in cash and a number of shares equal to 16.5% of its outstanding common shares after the closing to $200,000 in cash and a number of shares equal to 12.5% of its outstanding common shares after the closing. The transaction contemplated by the Amended Epoch Purchase Agreement was consummated on January 16, 2003.

        Pursuant to the Amended Epoch Purchase Agreement, VitalStream Broadcasting acquired the rights of Epoch under the hosting and colocation contracts of Epoch, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center and a certificate of deposit for $300,000 from Epoch Holdings, Inc. (which serves as collateral on an assumed operating lease) in exchange for $200,000 in cash and a number of shares of common stock of VHI constituting 12.5% of the outstanding shares of common stock of VHI on the closing date (3,498,419 shares), subject to adjustment to avoid dilution from shares of common stock of VHI that may be issued to former VitalStream shareholders under the contingent share provisions of the VitalStream Merger Agreement. During the months preceding the signing of the Amended Epoch Purchase Agreement, the hosting and colocation businesses of Epoch generated between $200,000 and $240,000 in revenue per month.

        At December 31, 2002, VHI had disbursed $101,653 in direct costs related to the asset acquisition.

Dolphin Investment

        On November 1, 2002, VHI entered into a Convertible Note and Warrant Purchase Agreement (the "Initial Note Purchase Agreement") with Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P.). On January 15, 2003, the Initial Note Purchase Agreement was terminated and superseded by the Amended Note Purchase Agreement, primarily in order to adapt to the changes effected by the Amended Epoch Purchase Agreement. The transaction contemplated by the Amended Note Purchase Agreement was consummated on January 16, 2003.

        Pursuant to the Amended Note Purchase Agreement, Dolphin has invested $1.1 million dollars in VHI in exchange for the Dolphin Notes, which are in an aggregate principal amount of $1.1 million and warrants to purchase common stock of VHI (the "Dolphin Warrants"). The proceeds of the Dolphin Notes were used, in part, to pay the $200,000 cash portion of the purchase price under the Amended Epoch Purchase Agreement and related transaction expenses. Dolphin indirectly owns an approximately 95% equity interest in Epoch, and Salvatore Tirabassi, who was elected to the board of directors of VHI on January 9, 2003, is an affiliate of Dolphin.

        The Dolphin Notes bear interest at the rate of 10% per annum, require quarterly payment of accrued interest and are due and payable in full on the third anniversary of the issue date. The Dolphin Notes are convertible into a number of shares of common stock of VHI constituting 13.2% of the outstanding shares of common stock of VHI on the closing date of the Epoch acquisition following the consummation of the Epoch acquisition (4,256,141 shares), subject to adjustment to avoid dilution from shares of common stock of VHI that may be issued to former VitalStream shareholders under the contingent share provisions of the VitalStream Merger Agreement and that may be issued to Epoch pursuant to the Amended Epoch Purchase Agreement. The Dolphin Warrants permit the holder to purchase up to an aggregate of 2.38% of the outstanding common stock of VHI as of the close of the Epoch acquisition (766,105 shares), subject to adjustment on the same terms as the Dolphin Note, at an exercise price of $.34 per share during a three-year term. The Dolphin Warrants have been valued at $42,136. In addition, VHI paid Dolphin a financing fee of 95,539 shares of VHI common stock valued at $25,000, and $42,500 in cash.

        In connection with the Amended Note Purchase Agreement, VHI entered into a Registration Agreement under which VHI agreed to register the re-sale of any shares issued to Dolphin pursuant to the conversion of the Dolphin Notes or upon the exercise of the Dolphin Warrants. Pursuant to an investor rights agreement, VHI granted Dolphin Equity Partners a preemptive right on future issuances of preferred equity securities, which would allow Dolphin to maintain its ownership percentage at the same level after the issuance of such preferred equity securities and, together with certain shareholders, agreed to appoint or elect a Dolphin appointee to VHI's board of directors.

HOSTING BUSINESS OF EPOCH NETWORKS, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, EPOCH HOSTING, INC.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Epoch Networks, Inc.

        We have audited the accompanying consolidated balance sheets of the hosting business of Epoch Networks, Inc. and its wholly-owned subsidiary, Epoch Hosting, Inc. as of December 31, 2001 and September 30, 2002, and the related statements of operations and cash flows for the year and nine-month period ended December 31, 2001 and September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of the hosting business of Epoch Networks, Inc. and its wholly-owned subsidiary, Epoch Hosting, Inc. at December 31, 2001 and September 30, 2002, and the results of its operations and cash flows for the year and nine-month period ended December 31, 2001 and September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the business will continue as a going concern. As discussed in Note B to the consolidated financial statements, the recurring losses from operations, negative cash flows from operations, and other matters raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Rose, Snyder & Jacobs
Encino, California
October 30, 2002, except for note G as to which the date is November 1, 2002

HOSTING BUSINESS OF EPOCH NETWORKS, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY,

EPOCH HOSTING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	September 30, 2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$4,000
Accounts receivable, net of allowance for doubtful accounts of $24,000 and $30,000	338,000	91,000

TOTAL CURRENT ASSETS	338,000	95,000
PROPERTY AND EQUIPMENT, NET, notes D and F	2,476,000	950,000

TOTAL ASSETS	$2,814,000	$1,045,000

LIABILITIES AND DUE TO PARENT
CURRENT LIABILITIES
Accounts payable	$220,000	$15,000
Deferred revenue	47,000	10,000

TOTAL CURRENT LIABILITES	267,000	25,000
COMMITMENTS AND CONTINGENCIES, note E
DUE TO PARENT
Due to parent	9,770,000	10,732,000
Accumulated deficit	(7,223,000)	(9,712,000)

	2,547,000	1,020,000

TOTAL LIABILITIES AND DUE TO PARENT	$2,814,000	$1,045,000

See independent auditor's report and notes to the consolidated financial statements.

HOSTING BUSINESS OF EPOCH NETWORKS, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY,

EPOCH HOSTING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001	Nine Months Ended September 30, 2002
REVENUE	$5,957,000	$2,698,000
COSTS AND EXPENSES
Engineering, network and operations	5,067,000	2,196,000
General and administrative	1,860,000	920,000
Sales and marketing	2,524,000	626,000
Provision for doubtful accounts	1,024,000	273,000
Depreciation and amortization	1,267,000	717,000
Impairment loss on long lived assets, note F	1,438,000	455,000

TOTAL COSTS AND EXPENSES	13,180,000	5,187,000

NET LOSS	$(7,223,000)	$(2,489,000)

See independent auditor's report and notes to consolidated financial statements.

HOSTING BUSINESS OF EPOCH NETWORKS, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY,

EPOCH HOSTING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Nine Months Ended September 30, 2002
OPERATING ACTIVITIES
Net loss	$(7,223,000)	$(2,489,000)
Adjustments to reconcile net loss to net cash used in
Operating activities:
Depreciation and amortization	1,267,000	717,000
Provision for doubtful accounts	1,024,000	273,000
Impairment loss on long-lived assets	1,438,000	455,000
Changes in operating assets and liabilities:
Accounts receivable	(1,362,000)	(25,000)
Accounts payable	221,000	(207,000)
Deferred revenue	46,000	(38,000)

NET CASH USED IN OPERATING ACTIVITIES	(4,589,000)	(1,314,000)
INVESTING ACTIVITIES
Purchase of property and equipment	(984,000)	(31,000)

NET CASH USED IN INVESTING ACTIVITIES	(984,000)	(31,000)
FINANCING ACTIVITIES
Contributions and advances from parent	5,573,000	1,349,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,573,000	1,349,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	4,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$4,000

SUPPLEMENTARY DISCLAIMS
Interest paid in cash	$—	$—

Income taxes paid in cash	$—	$—

See independent auditor's report and notes to consolidated financial statements.

HOSTING BUSINESS OF EPOCH NETWORKS, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, EPOCH HOSTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(See independent auditors' report)

NOTE A—HOSTING BUSINESS

        These consolidated financial statements include only the Hosting activities, including colocation, of Epoch Networks, Inc., and its wholly-owned subsidiary, Epoch Hosting, Inc.

        Epoch Networks, Inc. (the "Company") is a California corporation formed in 1994, which has been doing business as Epoch Internet since 1997. Epoch provides a comprehensive array of data services, including high speed dedicated and dial up internet access, server co-location, email, hosting, domain name registration, private network services and other consulting to business customers and other large institutions throughout the United States through its fully redundant network.

        Epoch Hosting, Inc., a Delaware corporation, was formed in February 2002 as a 100% wholly owned subsidiary of Epoch Networks, Inc. to operate Epoch's hosting and colocation activities.

NOTE B—GOING CONCERN AND REALIZATION OF ASSETS

        The accompanying consolidated financial statements have been prepared assuming the Business will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since its inception, the Business has incurred significant losses from operations and has used $5,903,000 of capital in its operations.

        The Company believes that its cash resources will not be sufficient to fund the Business' requirements for operations, working capital and capital expenditures in the foreseeable future. Additionally, during 2002, the Company has experienced a significant decrease in its revenue and customer base as a result of the current state of the technology sector, economic conditions and business failures. Accordingly, the Company does not expect its revenues to be sufficient to fund the Business' working capital needs, and as a result, the Company will be dependent upon external sources of financing such as debt and equity financing. No assurance can be provided that such financing will be available to the Company. As such, beginning in March, 2002, the Company began actively pursing various alternatives, including the sale of all of the assets of the company to a third party. And, in November, 2002 entered into such an agreement whereby substantially all of the assets of the Business would be sold to a third party (see Note G Subsequent events). The accompanying consolidated financial statements do not contain any adjustments that may result from the outcome of this uncertainty.

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements reflect the operations of the hosting business of Epoch Networks, Inc. and its wholly-owned subsidiary, Epoch Hosting, Inc. Significant estimates have been made in the preparation of these consolidated financial statements as the operations and financial condition of this segment have not previously been accounted for or presented as a standalone entity. These estimates are summarized in "Use of Estimates."

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements. Actual results could differ from those estimates. Significant estimates made in preparing these consolidated financial statements include impairment of long-lived assets and the allowance for doubtful accounts.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Concentrations of Business and Credit Risk

        The Company markets its hosting services to companies and individuals in many industries and U.S. geographic locations. The operations are subject to rapid technological advancement and intense competition in the telecommunications industry.

        Accounts receivable represent the Business only significant financial instrument with potential credit risks. The Company typically offers its enterprise customers credit terms. The Company makes periodic evaluations of the credit worthiness of its enterprises customer and other than obtaining deposits pursuant to its policies it generally does not require collateral. Individuals to whom the Company provides hosting services are normally billed through a direct credit card charge. In the event of nonpayment, the Company has the ability to terminate services. No customers generated revenue in excess of 10% of total consolidated revenue.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years.

Long-Lived Assets

        Long-lived assets and certain identifiable intangibles held and used by the Business are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recorded on long-lived assets and certain identifiable intangibles used in operations and when the assets' carrying amount is greater than the sum of the future undiscounted cash flows, excluding interest; estimated to be generated by those assets (see note F).

Fair Value of Financial Instruments

        The Company's consolidated financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments.

Revenue Recognition

        Revenue is primarily derived from recurring monthly Internet hosting and colocation fees and related installation charges. Hosting and colocation fees generally consisting of fixed monthly amounts are recognized as the service is provided. Installation and setup fees are recognized ratably over the term of the associated contracts.

Deferred Revenue

        At December 31, 2001 and September 30, 2002, deferred revenue was $47,000 and $10,000 consisting primarily of deposits (which are recognized upon contract termination), and installation and set up fees (which are recognized ratably over the term of the related contract, which generally ranges from twelve to thirty-six months).

Engineering, Network and Operations

        Engineering, network and operations includes the direct costs of operating the Company's network and data centers, including telecommunications charges, data center rents and personnel costs.

Income Taxes

        The Hosting Business, as presented in these consolidated financial statements, does not represent a taxpaying entity for the purpose of federal and state income taxes. Accordingly, no income taxes have been reported in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141, "Business Contributions," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for using the purchase method of accounting. The cost of intangible assets with indefinite lives and goodwill are no longer amortized, but are subject to an annual impairment test based upon its fair value.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations, and it provides guidance on estimating future cash flows to test recoverability.

        With the exception of SFAS 144, management does not expect the implementation of these pronouncements to have a material impact on the Business' financial position or results of operations (see note F).

NOTE D—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	December 31, 2001	September 30, 2002
Network equipment	$73,000	$7,000
Hosting equipment	1,237,000	65,000
Computer hardware	6,000	—
Computer software	74,000	7,000
Leasehold improvements	1,137,000	850,000
Furniture, fixtures and office equipment	199,000	21,000

	2,726,000	950,000
Less accumulated depreciation and amortization	(250,000)	—

	$2,476,000	$950,000

NOTE E—COMMITMENTS AND CONTINGENCIES

Litigation

        Epoch Networks, Inc. is a defendant in a complaint filed in February 2002 by a former Epoch shareholder who seeks an appraisal and determination of the value of certain shares tendered to Epoch Holdings, Inc. (the parent of Epoch Networks, Inc.) in connection with its merger in August 2001. The complaint alleges that the value of the shares on the date of the merger was $0.08 per share. In March 2002, Epoch Networks, Inc. filed an answer denying the material allegations. Management expects to vigorously defend against this action. Although this matter may have a material adverse effect on the Epoch Networks, Inc. financial position, the outcome is not presently known, and it is unknown if it will have an impact on the Hosting Business.

        The Company is also a defendant in certain other litigation arising in the ordinary course of business. It is management's opinion that the outcome of these actions is not expected to have a material adverse effect on the segments financial position or results of operations.

Lease Commitments

        Epoch Networks, Inc. leases facilities and equipment under various lease arrangements. The lease terms range from month to month to ten years. In November 1999, Epoch Networks, Inc. entered into a ten-year lease agreement for its data center located in Los Angeles, California. Payments for the lease total $42,000 per month through December 2004, with escalation to $47,000 beginning in January 2005. As part of the agreement, Epoch Networks, Inc., was required to provide security in the form of a letter of credit totaling $400,000. This data center is used in the Hosting segment. Lease expense for the year and nine-month period ended December 31, 2001 and September 30, 2002 totaled $687,000 and $385,000, respectively.

        Minimum annual lease payments under noncancelable lease arrangements at September 30, 2002, are as follows (in thousands):

2002 (3 months)	$127,000
2003	509,000
2004	513,000
2005	562,000
2006	566,000
2007	566,000
Thereafter	1,086,000

$3,929,000

NOTE F—ASSET IMPAIRMENT

        In August 2001, in connection with a merger and leverage buyout of the parent of Epoch Networks, Inc., resulting from the need for additional funding, an investment group acquired shares of the Company. An independent appraisal of the fixed assets was performed, generating the recognition of an impairment loss in the amount of $1,438,000. Following the guidance of Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets", the related fixed were written down to the lower of their net depreciated value or the fair market value established by the appraisal. The impairment charges, together with the accumulated depreciation in the amount of $1,017,000, at August 31, 2001 have been reclassified against the cost of the related assets.

        Subsequent to September 30, 2002, Epoch Network, Inc. entered into an agreement to sell the assets of the Hosting segment. According to the agreement, the value of the equipment was established at $100,000. Accordingly, an impairment charge in the amount of $455,000 was recognized at

September 30, 2002. Following the same treatment as for August 31, 2001, the accumulated depreciation in the amount of $967,000 has been reclassified against the cost of the related assets.

NOTE G—SUBSEQUENT EVENT

        On November 1, 2002, Epoch Networks, Inc. entered into a definitive agreement with VitalStream Holdings, Inc., under which the fixed assets and the customer list of the Hosting segment of Epoch Networks, Inc. and Epoch Holdings, Inc. will be sold to VitalStream, Holdings, Inc.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS RE EPOCH ACQUISITION

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma combined balance sheet and statement of operations reflects the acquisition by Broadcasting, a wholly-owned subsidiary of VHI, of certain assets and liabilities of Epoch, and a certificate of deposit for $300,000 from Epoch Holdings, Inc. (which serves as collateral on an assumed operating lease) in exchange for $200,000 in cash and shares of VHI common stock. The unaudited pro forma combined balance sheet and statement of operations have been derived from the unaudited consolidated historical financial statements of VHI included in its Quarterly Report on Form 10-Q for the period ended September 30, 2002, as filed with the SEC, and from the audited historical financial statements of the hosting and colocation businesses of Epoch for the period ended September 30, 2002, attached to this Amended Report beginning on page F-1. The unaudited pro forma condensed combined balance sheet as of September 30, 2002 was prepared as if the transactions described in the Amended Epoch Purchase Agreement and Amended Note Purchase Agreement had occurred on September 30, 2002. The unaudited pro forma combined statement of operations for the nine months ended September 30, 2002 was prepared as if the transactions described in the Amended Epoch Purchase Agreement and Amended Note Purchase Agreement had occurred on January 1, 2002.

        Pursuant to the Amended Epoch Purchase Agreement, a subsidiary of VHI acquired the rights of Epoch under the hosting and colocation contracts of Epoch, related computer equipment, software and licenses and a leasehold interest in a Los Angeles data center in exchange for $200,000 in cash and a number of shares of common stock of VHI constituting 12.5% of the outstanding shares of common stock of VHI on the closing date (3,498,419 shares), subject to adjustment to avoid dilution from shares of common stock of VHI that may be issued to former VitalStream, Inc. shareholders under the contingent share provisions of the VitalStream Merger Agreement. During the months preceding the signing of the Amended Epoch Purchase Agreement, the hosting and colocation businesses of Epoch generated between $200,000 and $240,000 in revenue per month.

        Pursuant to the Amended Note Purchase Agreement, Dolphin invested $1.1 million dollars in VHI in exchange for Dolphin Notes with an aggregate principal amount of $1.1 million and the Dolphin Warrants. The proceeds of the Notes were used, in part, to pay the $200,000 cash portion of the purchase price under the Amended Epoch Purchase Agreement and related transaction expenses. Dolphin indirectly owns an approximately 95% equity interest in Epoch.

        The unaudited pro forma combined balance sheet has been prepared under the assumption that no additional shares of VHI common stock will be issued under the antidilution provisions of the Amended Asset Purchase Agreement. If additional shares of VHI common stock are issued pursuant to such antidilution provisions, the transaction would be accounted for by adjusting the common stock, additional paid-in capital accounts, and goodwill. No other expense or asset is recorded. Additionally, the direct transaction costs are recorded as part of the purchase price.

        In the opinion of management of VHI, all adjustments necessary to present fairly the pro forma combined balance sheet and statement of operations have been made based on the terms and structure of the transaction.

        The unaudited pro forma combined balance sheet and statement of operations are not necessarily indicative of what actual results would have been had the transactions described in the Amended Epoch Purchase Agreement and the Amended Note Purchase Agreement occurred at the beginning of the period, nor do they purport to indicate the results of future operations of VitalStream and the hosting business acquired from Epoch. Furthermore, no effect has been given in the unaudited pro forma condensed statement of operations for synergistic benefits that may be realized through combination of the two businesses or costs that may be incurred in integrating operations. The unaudited pro forma combined balance sheet and statement of operations should be read in conjunction with the accompanying notes, the historical financial statements and notes to the financial statements of VHI set forth in VHI's periodic and current reports filed with the SEC and the historical financial statements and notes of the hosting and colocation businesses of Epoch attached to this Amended Report.

PRO FORMA COMBINED BALANCE SHEET (Unaudited)

September 30, 2002

	VitalStream Holdings, Inc.	Epoch	Pro forma Adjustments		Pro forma Combined
ASSETS
Current assets:
Cash	$220,157	$4,000	$(200,000 (4,000 (42,500 1,100,000	)(2) )(5) )(4) (4)	$1,077,657
Accounts receivable, net	312,268	91,000	(91,000	)(5)	312,268
Prepaid expenses	186,096	—	—		186,096
Other current assets	102,703	—	36,545	(4)	139,248

Total current assets	821,224	95,000	799,045		1,715,269

Fixed assets, net	939,897	950,000	(850,000	)(1)	1,039,897
Goodwill	961,900	—	478,563	(1)(3)	1,440,463
Restricted cash	—	—	300,000	(1)	300,000
Other assets	45,471	—	73,091	(4)	118,562

TOTAL ASSETS	$2,768,492	$1,045,000	$800,699		$4,614,191

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$730,193	$15,000	$(15,000	)(5)	$730,193
Deferred revenue	—	10,000	2,421	(1)	12,421
Accrued compensation	117,246	—	10,441	(1)	127,687
Current portion of capital leases	197,701	—	—		197,701
Accrued expenses	311,009	—	218,399	(3)	529,408

Total current liabilities	1,356,149	25,000	216,261		1,597,410

Capital lease liability	184,758	—	—		184,758
Notes payable	—	—	1,100,000	(4)	1,100,000

	184,758	—	1,100,000		1,284,758

Stockholders' equity
Common Stock	22,473	—	3,594	(2)	26,067
Additional paid-in capital	6,700,065	—	500,844	(2)(4)	7,200,909
Due to parent	—	10,732,000	(10,732,000	)(5)	—
Accumulated deficit	(5,494,953)	(9,712,000)	9,712,000	(5)	(5,494,953)

Total shareholders' equity	1,227,585	1,020,000	(515,562)		1,732,023

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$2,768,492	$1,045,000	$800,699		$4,614,191

See Notes to Pro Forma Combined Balance Sheet

NOTES TO PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

SEPTEMBER 30, 2002

(1)
To record the acquisition of certain assets and assumption of liabilities of Epoch, including a $300,000 certificate of deposit from Epoch Holdings, Inc., to serve as collateral on an assumed operating lease, and to record goodwill in the amount of $478,563.

(2)
To record the issuance of 3,498,419 shares of VitalStream Holdings, Inc. common stock and the payment of $200,000 to Epoch Networks, Inc. in exchange for certain assets and liabilities of Epoch Hosting, Inc.

(3)
To record $100,000 of fees to VitalStream's investment banker and $118,399 of direct costs payable to VitalStream's legal counsel, both in conjunction with the acquisition of certain assets and liabilities of Epoch. Both fees are part of the purchase price.

(4)
To record the issuance of convertible notes to Dolphin Equity Partners in the amount of $1,100,000 and the receipt of the corresponding cash proceeds. Also, to record the payment of legal fees ($42,500), the issuance of 95,539 shares of VitalStream Holdings, Inc. common stock ($25,000 commitment fee) and the issuance of a warrant to purchase 766,105 shares of VitalStream Holdings, Inc. common stock at an exercise price of $0.34 per share (valued at $42,136) as direct loan costs. The $42,500, $25,000 and the $42,136 are all recorded as deferred loan costs.

(5)
To eliminate certain assets, liability and equity accounts of Epoch for items not acquired or assumed.

PRO FORMA COMBINED STATEMENT OF OPERATIONS (Unaudited)

For the Nine Months Ended September 30, 2002

	VitalStream Holdings, Inc.	Epoch	Pro forma Adjustments		Pro forma Combined
Revenue	$2,566,044	$2,698,000	$—		$5,264,044
Cost of revenue	1,275,710	2,626,000	(415,000	)(1)	3,486,710

Gross Profit	1,290,334	72,000	415,000		1,777,334
Research & development	196,693	—	—		196,693
Sales & marketing	1,152,012	626,000	—		1,778,012
Provision for doubtful accounts	—	273,000	—		273,000
General & administrative	1,758,001	1,207,000	(277,000	)(1)	2,688,001

Operating Loss	(1,816,372)	(2,034,000)	692,000		(3,158,372)
Other income (expense):
Interest income (expense)	(39,497)	—	(109,909	)(2)	(149,406)
Income tax expense	(1,600)	—	—		(1,600)
Impairment loss on long lived assets	—	(455,000)	455,000(3)		—
Other income (expense)	117,432	—	—		117,432

Net other income (expense)	76,335	(455,000)	345,091		(3,191,946)

Net Loss	$(1,740,037)	$(2,489,000)	$1,037,091		$(3,191,946)

Basic and diluted net loss per common share	$(0.10)				$(0.16)

Shares used in computing basic and diluted net loss per common share	16,576,420		3,593,958	(4)	20,170,378

        Epoch's depreciation and amortization has been reclassified to cost of revenue and to general and administrative expenses to be consistent with VitaStream's presentation.

See Notes to Pro Forma Combined Statement of Operations

NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

(1)
To record depreciation for the adjusted basis ($100,000) of fixed assets purchased from Epoch Hosting, Inc.

(2)
To record interest on the $1,100,000 convertible note, 10% annual interest for nine months ($82,500), and the amortization of deferred loan costs ($27,409) for nine months.

(3)
To eliminate the impairment loss of long-lived assets, as the assets acquired have been recorded at their fair value at the date of acquisition.

(4)
Reflects the issuance of 3,498,419 shares of VitalStream Holdings, Inc. common stock to Epoch in exchange for certain assets and liabilities of Epoch, and the issuance of 95,539 shares of VitalStream Holdings, Inc. common stock to Dolphin Equity Partners as a commitment fee for the convertible notes.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of March 26, 2003.	3,848,867 Shares of common stock

VITALSTREAM HOLDINGS, INC.
3,848,867 SHARES OF COMMON STOCK

Prospectus

March 26, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses of the offering, sale and distribution of the offered securities being registered pursuant to this registration statement (the "Registration Statement"). All of the expenses listed below will be borne by the Company. All of the amounts shown are estimates except the SEC registration fees.

Item	Amount
SEC Commission registration fees	$71
Accounting fees and expenses	$10,000
Legal fees and expenses	$25,000
Blue sky fees and expenses	$3,000
Printing expenses	$1,000
Miscellaneous expenses	$5,929
Total:	$45,000

Item 15. Indemnification of Directors and Officers

        Our Articles of Incorporation provide that we shall indemnify our officers and directors against all expenses (including attorneys' fees), judgments and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by them because they are or were a director or officer, unless they are adjudged to have been and negligent or to have engaged in misconduct in the performance of their duty.

        Our Articles of Incorporation also provide that officers and directors shall have no personal liability to the company or its stockholders for damages for breach of a fiduciary duty as a director or officer, except for damages resulting from (a) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or (b) the payment of dividends in violation of the provisions of section 78.300 of the Nevada Revised Statutes, as amended or succeeded.

        Our Bylaws provide that we shall indemnify any officer or director who was or is a party or is threatened to be made a party to any action, suit, or proceeding (other than any action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit, or proceeding, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Our Bylaws provide that we shall indemnify any director or officer who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the company, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made with respect of any matter to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the company or for amounts paid in settlement to the company, unless and only to the extent that a court shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses.

        The provisions of our Articles of Incorporation and Bylaws are limited by Section 78.751 of the NRS, which provides that a corporation may not indemnify a director or officer unless authorized in the specific case upon a determination by the board of directors, a committee of the board of directors, special legal counsel or by the stockholders that indemnification is proper in the circumstances.

        Our Bylaws provide that we shall pay expenses incurred by an officer or director in their defense in advance of the final disposition of the action. Furthermore, our Bylaws provide that we may purchase director and officer insurance to protect officers and directors against loss whether or not we has or would be able to indemnify the officers and directors against such loss. We have obtained insurance in this regard.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

        The following exhibits required by Item 601 of Regulations S-K promulgated under the Securities Act have been included herewith or have been filed previously with the SEC as indicated below.

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
2.1	Agreement and Plan of Merger dated February 13, 2002 among the Company, VitalStream, Inc. and VitalStream Operating Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
2.2	Amended and Restated Asset Purchase Agreement dated January 15, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
4.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Company's Annual Report on Form 10-K filed with SEC on March 31, 2003
4.3	Bylaws	Incorporated by reference to the Company's Annual Report on Form 10-K filed with SEC on March 31, 2003
4.4	Stock Purchase Warrant dated April 23, 2002 issued to Brookstreet Securities Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.5	Stock Purchase Warrant dated April 23, 2002 issued to Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.6	Stock Purchase Warrant dated April 23, 2002 issued to Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
5	Opinion of Stoel Rives LLP	Incorporated by reference to the Company's Amendment No. 1 to Registration Statement on Form S-2, File No. 333-96887, filed with the SEC on September 23, 2002
10.1	Consulting and Finders Agreement dated February 13, 2002, by and among Brookstreet Securities Corporation, Gary T. Madrid, the Company and VitalStream, Inc.	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.2	Consulting and Finders Agreement dated February 13, 2002, by and between Joe Kowal and the Company	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013

10.3	Registration Rights Agreement dated April 23, 2002, among the Company, Brookstreet Securities Corporation and Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.4	Registration Rights Agreement dated April 23, 2002, between the Company and Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.5	First Amendment to Registration Rights Agreement between the Company and Joe Kowal	Incorporated by reference to the Company's Registration Statement on Form S-2, File No. 333-96887, filed with the SEC on July 22, 2002
10.6	Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
10.7	Form of Investor Rights Agreement re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.8	Form of Registration Agreement re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.9	Form of Warrant re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.10	Form of Convertible Note re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.11	Sublease dated as of November 15, 1999, by and between Charter Holdings, Inc. and VitalStream Broadcasting Corporation (as successor to Epoch Networks, Inc.), as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
10.12	Industrial Lease Between The Irvine Company and ReceiveTV, Inc., as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on May 16, 2002, File No. 0-17020
10.13	Master Access Agreement dated as of January 1, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020

10.14	2001 Stock Incentive Plan (Amended and Restated)	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002
10.15	Stock Option Agreement executed as of February 12, 2002 between the Company and Andrew Bebbington.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002
10.16	Stock Option Agreement executed as of February 12, 2002 between the Company and Steven Strasser.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002
10.17	Telecommunications Services Agreement dated June 12, 2002, between Williams Communications, LLC and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002
10.18	Master Services Agreement dated June 7, 2002, between Equinix Operating Co., Inc. and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002
10.19	Service Level Agreement dated April 23, 2002, between eWAN and the Company.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002
10.20	Internet Access Agreement dated August 30, 2002, between Verio, Inc. (d/b/a NTT/VERIO) and VitalStream	Incorporated by reference to the Company's Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the SEC on March 25, 2003
10.21	Employment Agreement dated October 18, 2002 between the Company and Paul Summers, as amended	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.22	Employment Agreement dated October 18, 2002 between the Company and Philip N. Kaplan	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.23	Employment Agreement dated October 18, 2002 between the Company and Kevin D. Herzog	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.24	Employment Agreement dated October 18, 2002 between the Company and Steve Smith	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.25	Employment Agreement dated October 18, 2002 between the Company and David Williams	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
23.1	Consent of Rose, Snyder & Jacobs	Filed herewith
23.2	Consent of Stoel Rives LLP	Included in Item 5

Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on March 26, 2003.

VITALSTREAM HOLDINGS, INC.
By	/s/ PAUL S. SUMMERS Paul S. Summers President and Chief Executive Officer

ADDITIONAL SIGNATURES AND POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Paul S. Summers and Philip N. Kaplan, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ PAUL S. SUMMERS Paul S. Summers	President, Chief Executive Officer, and Director (Principal Executive Officer and authorized representative of the Company in the United States)	March 26, 2003
/s/ KEVIN D. HERZOG Kevin D. Herzog	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 26, 2003
/s/ PHILIP N. KAPLAN Philip N. Kaplan	Director and Chief Operating Officer	March 26, 2003
/s/ LEONARD WANGER Leonard Wanger	Director	March 26, 2003
Charles Lyons	Director	March 26, 2003
/s/ SALVATORE TIRABASSI Salvatore Tirabassi	Director	March 26, 2003

EXHIBIT INDEX

        The following exhibits required by Item 601 of Regulations S-K promulgated under the Securities Act have been included herewith or have been filed previously with the SEC as indicated below.

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
2.1	Agreement and Plan of Merger dated February 13, 2002 among the Company, VitalStream, Inc. and VitalStream Operating Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
2.2	Amended and Restated Asset Purchase Agreement dated January 15, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
4.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
4.3	Bylaws	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
4.4	Stock Purchase Warrant dated April 23, 2002 issued to Brookstreet Securities Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.5	Stock Purchase Warrant dated April 23, 2002 issued to Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
4.6	Stock Purchase Warrant dated April 23, 2002 issued to Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
5	Opinion of Stoel Rives LLP	Incorporated by reference to the Company's Amendment No. 1 to Registration Statement on Form S-2, File No. 333-96887, filed with the SEC on September 23, 2002
10.1	Consulting and Finders Agreement dated February 13, 2002, by and among Brookstreet Securities Corporation, Gary T. Madrid, the Company and VitalStream, Inc.	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.2	Consulting and Finders Agreement dated February 13, 2002, by and between Joe Kowal and the Company	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013

10.3	Registration Rights Agreement dated April 23, 2002, among the Company, Brookstreet Securities Corporation and Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.4	Registration Rights Agreement dated April 23, 2002, between the Company and Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
10.5	First Amendment to Registration Rights Agreement between the Company and Joe Kowal	Incorporated by reference to the Company's Registration Statement on Form S-2, File No. 333-96887, filed with the SEC on July 22, 2002
10.6	Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
10.7	Form of Investor Rights Agreement re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.8	Form of Registration Agreement re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.9	Form of Warrant re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.10	Form of Convertible Note re Amended and Restated Convertible Note and Warrant Purchase Agreement dated January 15, 2003	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 12, 2002, File No. 0-17020
10.11	Sublease dated as of November 15, 1999, by and between Charter Holdings, Inc. and VitalStream Broadcasting Corporation (as successor to Epoch Networks, Inc.), as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
10.12	Industrial Lease Between The Irvine Company and ReceiveTV, Inc., as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on May 16, 2002, File No. 0-17020
10.13	Master Access Agreement dated as of January 1, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020

10.14	2001 Stock Incentive Plan (Amended and Restated)	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002
10.15	Stock Option Agreement executed as of February 12, 2002 between the Company and Andrew Bebbington.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002
10.16	Stock Option Agreement executed as of February 12, 2002 between the Company and Steven Strasser.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 23, 2002
10.17	Telecommunications Services Agreement dated June 12, 2002, between Williams Communications, LLC and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002
10.18	Master Services Agreement dated June 7, 2002, between Equinix Operating Co., Inc. and the Company	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002
10.19	Service Level Agreement dated April 23, 2002, between eWAN and the Company.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2002
10.20	Internet Access Agreement dated August 30, 2002, between Verio, Inc. (d/b/a NTT/VERIO) and VitalStream	Incorporated by reference to the Company's Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the SEC on March 25, 2003
10.21	Employment Agreement dated October 18, 2002 between the Company and Paul Summers, as amended	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.22	Employment Agreement dated October 18, 2002 between the Company and Philip N. Kaplan	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.23	Employment Agreement dated October 18, 2002 between the Company and Kevin D. Herzog	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.24	Employment Agreement dated October 18, 2002 between the Company and Steve Smith	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
10.25	Employment Agreement dated October 18, 2002 between the Company and David Williams	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2003
23.1	Consent of Rose, Snyder & Jacobs	Filed herewith
23.2	Consent of Stoel Rives LLP	Included in Item 5

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ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
EXPERTS AND LEGAL MATTERS
RECENT DEVELOPMENTS
INFORMATION ABOUT OUR COMPANY
Equity Compensation Plan Information
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
ADDITIONAL INFORMATION DELIVERED WITH THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT
VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2001 AND 2002
VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2000 AND YEARS ENDED DECEMBER 31, 2001 AND 2002
VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2000 AND YEARS ENDED DECEMBER 31, 2001 AND 2002
VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2000 AND YEARS ENDED DECEMBER 31, 2001 AND 2002
VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000, 2001 and 2002 (See independent auditors' report)
HOSTING BUSINESS OF EPOCH NETWORKS, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, EPOCH HOSTING, INC.
INDEPENDENT AUDITORS' REPORT
HOSTING BUSINESS OF EPOCH NETWORKS, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, EPOCH HOSTING, INC. CONSOLIDATED BALANCE SHEETS
HOSTING BUSINESS OF EPOCH NETWORKS, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, EPOCH HOSTING, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
HOSTING BUSINESS OF EPOCH NETWORKS, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, EPOCH HOSTING, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
HOSTING BUSINESS OF EPOCH NETWORKS, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, EPOCH HOSTING, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2002 (See independent auditors' report)
CONTENTS
UNAUDITED PRO FORMA FINANCIAL INFORMATION
PRO FORMA COMBINED BALANCE SHEET (Unaudited) September 30, 2002
NOTES TO PRO FORMA COMBINED BALANCE SHEET (UNAUDITED) SEPTEMBER 30, 2002
PRO FORMA COMBINED STATEMENT OF OPERATIONS (Unaudited) For the Nine Months Ended September 30, 2002
NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
ADDITIONAL SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX